Exhibit 99.3

RISK FACTORS

Risks Related to Our Business and Industry

A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us.

Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud and artificial intelligence technologies could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

•	a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;

•	a reduction in cloud and artificial intelligence adoption, or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and artificial intelligence technologies in particular;

•	a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular;

•	the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent; and

•	a downturn in the overall economic environment, which causes material challenges to our customers in their own business, as a result of which they may move-in more slowly to our data centers, reduce the area utilized by them, pay only the minimum billable amount stated in customer agreements, or seek to renegotiate, terminate early, or not renew such agreements at expiry.

To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Our business is increasingly exposed to risks arising from the rapid development and adoption of artificial intelligence technologies, including uncertainties in infrastructure demands, investment returns and regulatory environment, all of which could materially and adversely affect our business, financial condition and results of operations.

We are making significant investments to support the growing demand for artificial intelligence technologies, including generative AI, which are driving increased requirements for high-performance computing infrastructure. Our data centers serve hyperscale and large enterprise customers that are increasingly adopting AI-related applications, which require greater computing power, storage and power density. While we believe this trend supports long-term demand for our services, the rapid development and evolving nature of artificial intelligence technologies present a number of risks and uncertainties that could adversely affect our business, financial condition and results of operations.

Although we anticipate that AI adoption will continue to be a key driver of data center demand in China, there can be no assurance that our investments to support AI workloads will achieve the expected return. AI development and deployment involve a range of risks, including potential misuse by third parties, intellectual property infringement, the generation of inaccurate or harmful content, bias or discrimination in algorithmic outcomes, privacy breaches and cybersecurity vulnerabilities. As a provider of data center colocation service, we may have limited visibility into, or control over, how our infrastructure is used by customers deploying artificial intelligence technologies, which could expose us to legal or reputational risks. Moreover, demand for AI infrastructure could be negatively impacted by broader industry developments, including a slowdown in AI adoption, public backlash or ethical concerns regarding automation, unfavorable changes in regulations, or a reduction in overall cloud and digital transformation initiatives. In such cases, demand for our high-performance data center services could decline, resulting in underutilization of capacity and lower returns on investment. AI-related workloads also require specialized infrastructure, including high power density, advanced cooling systems and efficient resource utilization. Meeting these technical requirements may involve significant capital expenditures to upgrade existing facilities or construct new data centers purpose-built for AI applications. There can be no assurance that customer demand will justify these investments or that we will be able to recover these costs through pricing.

In addition, we face increasing competition from other domestic and international data center operators and cloud service providers that are enhancing their AI capabilities. If competitors offer more cost-effective or technically advanced solutions, we may lose business opportunities or face pricing pressures, which could adversely impact our revenue and margins.

Furthermore, artificial intelligence technologies remain at an early stage of regulatory oversight. For instance, the U.S. government has introduced stringent export controls on certain semiconductor manufacturing and advanced computing-related items that are critical to the development and adoption of AI technologies in China, and may continue to expand and tighten these restrictions in the future. These restrictions may impact AI-related demand for data centers in China. These laws and related enforcement practices are still developing, and future regulatory actions could impose additional compliance obligations on us or our customers, restrict certain uses of our infrastructure, or result in fines, penalties or reputational damage. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Artificial Intelligence” in our 2024 Annual Report.

As such, while we believe the continued adoption of AI technologies presents a significant long-term opportunity, the associated legal, regulatory, operational and competitive risks could materially and adversely affect our business, financial condition and results of operations.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

Our net revenue grew from RMB9,268.1 million in 2022 to RMB9,782.4 million in 2023, representing an increase of 5.5%, and increased to RMB10,322.1 million (US$1,422.4 million) in 2024, representing an increase of 5.5%. Our net revenue grew from RMB2,432.2 million for the three months ended March 31, 2024 to RMB2,723.2 million (US$375.3 million) for the same period of 2025, representing an increase of 12.0%. Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

•	obtaining suitable sites or land to build new data centers;

•	establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;

•	managing a large and growing customer base with increasingly diverse requirements;

•	expanding our service portfolio to cover a wider range of services, including managed cloud services;

•	creating and capitalizing on economies of scale;

•	being exposed to protectionist or national security policies that restrict our ability to invest in or acquire companies or develop, import or export certain technologies;

•	obtaining additional capital to meet our future capital needs;

•	recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

•	maintaining effective oversight over personnel and multiple data center locations;

•	coordinating work among sites and project teams; and

•	developing and improving our internal systems, particularly for managing our continually expanding business operations.

In addition, we have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. There can be no assurance that we will be able to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. See “-We have expanded in the past and may continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.”

If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our service offerings, including:

•	acquiring or developing the necessary expertise in IT;

•	maintaining high-quality control and process execution standards;

•	maintaining productivity levels and implementing necessary process improvements;

•	controlling costs; and

•	successfully attracting existing and new customers for new services we develop.

A failure by us to effectively manage the growth of our service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In addition, because managed cloud services may require significant upfront investment, we expect that continued expansion into these services will reduce our profit margins. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing colocation and managed services, since significant time and resources that are devoted to such growth could have been utilized instead to improve and expand our existing colocation and managed services.

Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our customers and us. Constructing, developing and operating our data centers require significant capital expenditures. A customer’s decision to utilize our colocation services, our managed solutions or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable agreement. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

The data center business is capital-intensive. If we are unsuccessful in raising the required funding, we will not be able to meet our anticipated capital expenditure requirements.

The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, capital recycled from our asset monetization program, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these costs, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Loans under certain of our data center financing arrangements are subject to a heightened risk of repayment being required on an immediate or accelerated basis, which could reduce our available cash flow and adversely affect our financial condition.

We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivable, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiaries and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, other affiliated entities or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. As of the date of this offering memorandum, GDS Beijing and its subsidiaries (including GDS Suzhou, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, Shanghai Waigaoqiao EDC Technology Co., Ltd. or EDC Shanghai Waigaoqiao, Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu and Langfang Shengman Technology Co., Ltd., or Langfang Shengman) have obtained their own IDC licenses respectively. While we do not foresee any legal impediment based on our experience with IDC license renewals, there can be no assurance that we will be able to renew and maintain these licenses in due course. If GDS Beijing or any of its subsidiaries cannot timely renew or maintain its IDC license to provide IDC services, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule.

In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate, or LPR, and authorized the National Interbank Funding Center to release LPR monthly, which may impact the interest rate on our variable rate debt. Uncertainty on future LPR reforms and rate changes may impact our indebtedness. In addition, the interest rate of our offshore credit facility is based on a spread over Secured Overnight Financing Rate, or SOFR. As a result, the interest expenses associated with such indebtedness will be subject to the potential impact of any fluctuation in SOFR. Uncertainty on future SOFR reforms and rate changes may impact our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses and debt repayment obligations, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we have raised and will likely need to continue to raise additional funds through equity, equity-linked, debt, offshore fund financings and offerings as well as disposal of assets in the future in order to meet our operating and capital needs. In this regard, at our annual general meeting, or AGM, held on June 27, 2024, our shareholders passed ordinary resolutions authorizing our board of directors to approve the allotment or issuance, in the 12-month period from the date of the AGM, of ordinary shares or other equity or equity-linked securities of our company up to an aggregate thirty percent (30%) of our existing issued share capital at the date of the AGM, whether in a single transaction or a series of transactions (other than any allotment or issues of shares on the exercise of any options that have been granted by our company). Additional debt or equity financing and offerings may not be available when needed or, if available, may not be available on satisfactory terms. The uncertainty in the global economy and politics and increased regulatory scrutiny have limited, and may continue to limit, our ability to raise, and our flexibility in raising, additional funds. Our inability to obtain additional funds through debt and/or equity financing and offerings, or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

In particular, if we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of the holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If Mr. Huang’s beneficial ownership in our company falls below 2.75%, our dual-class share structure will terminate and a change of control would be triggered under certain of our material commercial and loan agreements, and our business development, financial condition and future prospects may be materially and adversely affected.

Pursuant to special resolutions approved (i) by the shareholders at our AGM held on June 5, 2023, and (ii) by respective holders of the class A ordinary shares, preferred shares and class B ordinary shares at additional meetings of shareholders held on June 5, 2023, our current amended and restated articles of association, or the New Articles, were approved and adopted in substitution for and to the exclusion of the then-existing articles of association, or the Old Articles with immediate effect after the close of the respective AGM and additional meetings of shareholders held on June 5, 2023. The New Articles reflect, among others, amendments that reduced the threshold, from not less 5% to not less than 2.75% (subject to certain exclusions), for Mr. Huang’s beneficial ownership that were specified in the Old Articles, below which threshold all Class B ordinary shares would automatically convert into Class A ordinary shares, and our dual-class share structure would thereby be terminated.

Subject to the provisions of the New Articles, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the occurrence of an automatic conversion event, which events include, among others, Mr. Huang having beneficial ownership in less than 2.75% of our issued share capital on an as converted basis, subject to certain exclusions. As of March 31, 2025, Mr. Huang beneficially owned (whether in the form of ordinary shares or ADSs) 57,789,176 ordinary shares, representing 3.6% of our total issued share capital.

Mr. Huang has in the past entered into, and may in the future enter into, certain transactions from time to time, including derivative transactions (such as variable pre-paid forward sale contract transactions), that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. If Mr. Huang chooses to settle these transactions by transferring ownership of the subject ordinary shares to the counterparties, his beneficial ownership interest in our total issued share capital may decrease to below 2.75%, which would trigger an automatic conversion event, unless he otherwise acquires beneficial ownership of additional shares to keep his beneficial ownership at or above 2.75%.

Should this happen, all Class B ordinary shares would automatically convert into Class A ordinary shares, and the dual-class share structure would thereby be terminated. This would constitute a change of control for the purposes of certain of our, or our subsidiaries’ and the consolidated entities’, sales agreements and domestic loan facility agreements, and if such provisions under the domestic loan agreements are triggered, which could give the lenders the right to demand early repayment under these domestic loan agreements. Such change of control may result in actual, potential or alleged breaches or early termination of other contracts or agreements. The change of control potentially may also have implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, if applicable. The occurrence of any of the foregoing may have a material and adverse effect on our business development, financial condition and future prospects.

In addition, the automatic conversion event could be triggered if Mr. Huang is further diluted due to our financing activities in which we issue additional equity or equity-linked securities (subject to certain exclusions). If we issue additional equity or equity-linked securities in any further financings (subject to certain exclusions), Mr. Huang’s shareholdings could fall below the 2.75% threshold which would trigger an automatic conversion event in our dual-class structure, and this could happen even if he cash settles any derivative transactions that he enters into from time to time.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

As of December 31, 2022, 2023, 2024 and March 31, 2025, our accounts receivable, net of allowance for credit losses, amounted to RMB2,404.0 million, RMB2,493.1 million, RMB3,022.0 million (US$416.4 million) and RMB3,029.6 million (US$417.5 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, increased from 81.1 days in 2022 to 91.4 days in 2023, increased to 97.8 days in 2024 and further increased to 100.0 days in the three months ended March 31, 2025, as a higher proportion of our contracts were billed quarterly in arrears as opposed to monthly in arrears. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

Stringent regulatory requirements or restrictions on data center development may adversely affect our results of operations.

The development and operation of data centers in mainland China are subject to stringent regulatory requirements and various governmental authorizations are required to be obtained for the construction and operation of data centers, among which the fixed-asset investment project filings and energy conversation review opinions are the primary governmental authorizations for the construction and operation of data centers. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment” in our 2024 Annual Report.

In addition to national laws and regulations, various provincial and municipal governments also issued in the past few years local regulations to impose additional regulatory requirements and tighten enforcement of such regulatory requirements on the construction and operation of data centers in order to conserve energy and reduce carbon emission. As the regulatory regime for the construction and operation of data centers has a relatively short history and has been constantly evolving, relevant government authorities have broad discretion in the interpretation and enforcement of relevant regulatory requirements and the regulatory practice may vary significantly in terms of time and place.

Local requirements and regulatory practice have been further tightened following the announcement of the PRC government’s carbon neutrality policy initiative in 2021. For example, the Energy Bureau of Guangdong Province published the Notice on the Investigation and Punishment of Illegal Energy Use, the Notice on the Rectification of Data Center Projects Violating Laws and Regulations in Guangdong Province and the Letter on Cooperation in Taking Control Measures for Power Consumption of Projects Violating Laws and Regulation in June 2021, October 2021 and July 2022 respectively to strengthen the supervision of power consumption of data centers, required that data centers without energy conservation review opinion be ordered to shut down if rectification cannot be completed within the prescribed period and conditioned the approval of power supply and its installation applications on the receipt of the energy conservation review opinion. For more details and examples, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment” in our 2024 Annual Report.

In addition, artificial intelligence technologies have developed rapidly in recent years. Given that the computing power, which may rely on IDC and cloud services, exerts significant influence over artificial intelligence technologies, regulations, policies and rules with respect to new data center development have been issued in order to meet the demand for data and computing power. Meanwhile, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology since the end of 2021. The laws and regulations related to artificial intelligence technology and products are at an early stage of development and still evolving. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Artificial Intelligence” in our 2024 Annual Report.

The stringent regulatory requirements or restrictions may have a material adverse effect and affect our results of operations. While we have been making every effort to comply with the relevant regulatory requirements, we cannot assure you that we have obtained, and will be able to obtain the required governmental authorizations (including the fixed-asset investment project filings and energy conversation review opinions) for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices. Furthermore, we cannot assure you that we will be able to complete required rectification in a timely manner or at all, due to the lack of the required approvals, filings and licenses (including the fixed-asset investment project filings and energy conversation review opinions) if we are ordered to do so by the relevant government authorities, which may result in fines and suspension or shutdown of the operations of the relevant data centers.

Limited availability of power resources may adversely affect our results of operations.

We are a large consumer of power, which for the purpose of these risk factors discussion refers to electrical power supplied through the electrical grid, rather than through our own on-site solar or diesel generators. We use electricity to house, power and cool the computer systems and networking equipment that support our customers’ mission-critical IT infrastructure. Therefore, we need an increasing supply of electricity to grow our business and we are subject to risks associated with obtaining access to enough power.

In mainland China, the government sets annual “Dual-Control” targets to limit the increase in electricity consumption in each province both in absolute terms and relative to GDP in order to conserve energy and reduce carbon emission. China’s central and local governments began implementing “Dual-Control” targets during the thirteenth Five-Year Plan, from 2016-2020. In September 2021, the NDRC issued the “Program for Improving the Dual-Control of Energy Consumption Intensity and Total Volume”, or the Program, which seeks to improve the original policy through promoting the achievement of the carbon peak and carbon neutrality. According to the Program, connection should be made between the issuance of energy conservation review opinion and the “Dual-Control” targets, and the energy consumption review of newly established heavy power-consuming projects shall be strictly controlled and coordinated with local “Dual-Control” targets. Following the Program, the Measures for the Energy Conservation Review of Fixed Asset Investment Projects, which was newly revised by the NDRC on March 28, 2023, and effective from June 1, 2023, further provides, among others, that the energy efficiency level and energy consumption of the project, together with the index for carbon emission and carbon emission intensity, and the carbon reduction measures (if applicable) shall be included in the energy conservation report in the application for the energy conservation review opinion. Local authorities in the Tier 1 markets have also imposed various stringent requirements as to the energy conservation review in connection with the “Dual-Control” targets. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment” in our 2024 Annual Report. These stringent regulatory requirements imposed by local authorities in the Tier 1 markets may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. If demand for power in a particular area exceeds the government consumption targets, we may not be able to access the increased power supply which we need to grow our business. Furthermore, local governments may take actions, such as suspending power supply, to reduce consumption to targeted levels. This may force us to rely on backup generators at higher cost, which may harm our financial condition and results of operations.

Mission-critical data centers such as ours, require high levels of redundancy, particularly in respect of power infrastructure. For more information about our data centers’ technical features, see “Item 4. Information on the Company—B. Business Overview—Our Business Model—Self-Developed Data Centers—High-Performance Features” in our 2024 Annual Report. We are subject to risks associated with obtaining access to power supply and power infrastructure from local utilities. In mainland China, we rely on two utility suppliers, State Grid and Southern Grid, each of which has a monopoly over electricity transmission in its areas of operation. We must coordinate extensively with them and finance the construction of necessary power infrastructure, including infrastructure assets located off-site. If local utilities are unable to meet our requirements, we may not be able to grow our business and provide service to our customers on time or at all.

China’s regulatory regime regarding energy conservation has continued to evolve to achieve national targets for peak carbon consumption and carbon neutrality. The government has established platforms for trading of certified carbon emissions reductions, renewable power, and renewable energy certificates, the role of renewable energy certificates in energy conservation and carbon emission has been further emphasized and the increase of the proportion of renewable energy power consumption in industries including the data center industry, will be accelerated with a target of reaching a level of no less than the average level of the total national renewable energy power consumption standard by 2030, and the proportion of renewable energy power consumption in newly built data centers in national hubs should be over 80% and will be further increased from the baseline of at least 80%. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Filing and Energy Conservation of Fixed-Asset Investment” in our 2024 Annual Report. We note that local authorities, such as those in Beijing, Shanghai and Shenzhen, gradually incorporate data centers into carbon emission management by allocating carbon emission quotas to specific data center operators, after which, data center operators who are allocated carbon emission quotas are responsible for monitoring and reporting carbon emissions and are required to settle the carbon emission quotas within the prescribed time limit. Further, our customers increasingly request that we provide them with renewable energy solutions. We describe our approach to increasing renewable energy usage in our 2023 ESG report, which is accessible via hyperlink in our press release, Exhibit 99.1 to our Form 6-K (File No. 001-37925), furnished to the SEC on August 27, 2024.

Renewable energy supply is very limited in Tier 1 markets, as these markets are generally located in Chinese eastern regions and further from mainland China’s renewable sources. Although it can be expected that the supply of renewable energy will be more abundant in the long term and the entry of long-term power purchase agreements with new energy power generation enterprises may become a trend, we may not be able to obtain sufficient renewable energy supply or find alternative solutions to enable us to meet our targets or satisfy our customer requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation” in our 2024 Annual Report. Furthermore, the price of feed-in electricity generated with new energy is currently unpredictable, and renewable energy may come at a cost premium. If we incur this premium, we may not be able to pass the cost to our customers, even though we expect that they will also be seeking to reduce their carbon footprint, which will negatively affect our future operating results and financial condition.

Our customers’ requirements and overall demand for power may increase as they adopt new technologies, for example, for virtualization of hardware resources and for specialized processing of artificial intelligence. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our colocation service agreements, we provide our customers with a committed level of power supply availability. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to provide sufficient power to meet the growing needs of our customers. Our customers’ demand for power may exceed the power capacity in our older data centers, which may limit our ability to fully utilize the net floor area of these data centers. We may lose customers, or our customers may reduce the services purchased from us due to increased power costs and limited availability of power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our net revenue and have a material and adverse effect on our cost of revenue and results of operations.

We attempt to manage our power resources and limit exposure to system downtime due to power outages from the electric grid by having redundant power feeds from the grid and by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which may materially and adversely affect our business, financial condition and results of operations.

China’s power market is regulated and undergoing reform which may affect our ability to optimize power usage and costs.

Costs of power account for a significant portion of our cost of revenue. Power costs may be included in the costs for our services, or we may charge our customers separately for actual power consumed.

The NDRC is introducing gradual market-oriented reform to the power markets. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation” in our 2024 Annual Report. As a result, we are starting to enter into direct power purchase agreements with power trading companies affiliated with power generators, while continuing to purchase through State Grid and Southern Grid. At this early stage of reform, we see power costs increasing. On May 9, 2023, the NDRC issued a Notice on Provincial Power Grid Transmission and Distribution Price and Related Matters within the Third Regulatory Period to announce provincial power grid transmission and distribution prices of the third regulatory period (June 2023 to May 2026), and since certain charges, including the power losses in grid distribution and the pumped storage capacity power charges, are accounted for separately and included in the announced prices, the prices of the third regulatory period are generally higher than those of the second regulatory period. While we believe ongoing reform may enable us to purchase power at normalized or even lower costs by purchasing through a competitive market in the long-term, power costs may remain elevated in the short to medium term, which may adversely affect our results of operations.

As part of the reform, in October 2021, the NDRC expanded the price range of coal-fired power generation, by expanding the range of transaction prices. The government raised the ceiling from 10% to 20% above the floor, which has allowed electricity tariffs to rise above historic levels. Additionally, it has been specified that the market transaction price of high energy-consuming enterprises is not subject to the 20% ceiling, and high energy-consuming industries are strictly forbidden from being granted electricity tariff discounts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation” in our 2024 Annual Report. Although there is a lack of a clear definition for “high energy-consuming enterprises” or “high energy-consuming industries”, data centers were mentioned alongside traditional high energy consuming industries, such as steel, electrolytic aluminum, cement and calcium carbide, by the NDRC when it came to the goal of “Dual-Control” under the Opinions on Enforcing Energy Efficiency Constraints to Promote Energy Conservation and Carbon Reduction in Key Fields published on October 18, 2021. Some local authorities have also considered data centers as a high energy consuming industry under certain documents related to energy conservation and the power markets. For example, the Beijing Development and Reform Commission, or the Beijing DRC, and other departments explicitly classified data centers as a high energy consuming industry in the Implementation Plan for Further Strengthening Energy Conservation in Beijing (2024 Version) published on January 29, 2024. The Zhejiang Provincial Development and Reform Commission made similar classification under the Implementation Opinions of Zhejiang Province on Establishing and Improving Ladder Electricity Tariffs for High Energy Consuming Industries and Penalty Electricity Tariffs for Unit Product Exceeding Energy Consumption Limits (Draft for Comments) published on October 3, 2021. With respect to specific enterprises who are subject to rules and regulations related to high energy consumption, the NDRC further required local authorities to publish a list of high energy-consuming enterprises based on the national energy efficiency benchmark in key areas of high energy consuming industries in connection with the power market system under the Notice on Signing and Performing Medium and Long Term Electric Power Contracts in 2023 published on December 2, 2022. While as of the date of this offering memorandum, we have not been asked to pay electricity tariff above the 20% ceiling, there is a trend to designate data centers as a key industry in terms of high energy consumption and therefore we cannot assure you that we will not be considered as high energy consuming enterprises in the future, which will lead to the potential increase in power cost and may affect our capacity to recover such increased power cost from our customers. For more information about risks arising from fixed price agreements with our customers, see “—We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.”

Furthermore, no matter at a state level or at a local level, policies have been rolled out to apply differential electricity tariffs to data centers. On August 24, 2024, the Cyberspace Administration of China, or the CAC, the NDRC, the MIIT, the Ministry of Natural Resources, the Ministry of Ecology and Environment, the Ministry of Housing and Urban-Rural Development, the Ministry of Transport, the Ministry of Agriculture and Rural Affairs, the SAMR, and the National Bureau of Statistics promulgated the Implementation Guidelines for Coordinated Digital and Green Transformation and Development, according to which, data centers have been specifically included in the scenario of application of differential electricity tariffs, with the electricity tariffs determined according to the actual operational PUE of data centers. Some local authorities, such as those in Jiangsu and Beijing, have promulgated regulations imposing punitive or differential electricity tariffs on data centers whose PUE or energy consumption exceeds the specified threshold. PUE is also influenced by our clients’ power usage during their move-in process, which is beyond our control. Fluctuations in our clients’ power consumption can lead to higher electricity tariffs, potentially having a negative impact on our operations.

Implementation of China’s “East Data and West Computation” policy subjects us to regulatory and economic uncertainty.

In December 2020, the NDRC, CAC, MIIT and National Energy Administration jointly released the Guiding Opinions on Accelerating the Construction of a National Integrated Large Data Center Collaborative Innovation System, or the guiding opinions. The guiding opinions proposed the construction of a nationwide integrated data center system. The above four agencies have since issued a series of related policy documents, including the Implementation Plan for Computing Power Hubs of the National Integrated Large Data Center Collaborative Innovation System, or the Implementation Plan, in May 2021, which introduced the policy of “East Data and West Computation.” By moving data that does not require intensive computation from eastern regions to the resource-rich western regions, the “East Data and West Computation” policy aims to optimize the use of the national resources, correct the imbalance in supply and demand of computing capacity and promote the overall development of data centers in both western and eastern regions.

The Implementation Plan and other policy documents identify eight computing hubs in eastern and western China, and designate ten data center clusters in specific locations within these hubs to complete the overall layout of the national integrated big data center system. We have started to develop and operate hyperscale data centers in some of the hubs designated by the “East Data and West Computation” policy to meet customer demand prior to the introduction of such policy and will continue to do so to meet increased customer demand. Most of our existing data center capacity, including area in service, area under construction and area held for future development is located within the four computing hubs in eastern China and a portion of it is in the ten designated data center clusters. We therefore believe our long-term strategy is aligned with the policy aims. Nevertheless, there are uncertainties on how the policy will be implemented in practice and how this policy will affect the customer demand. For example, according to the Implementation Opinions of the National Development and Reform Commission and Other Ministries and Commissions on In-depth Implementation of the “East-to-West Computing Resource Transfer Project” to Accelerate the Construction of a National Integrated Computing Power Network promulgated by the NDRC, the National Bureau of Data, the Office of the Central Cyberspace Affairs Commission, the MIIT and the National Energy Administration on December 25, 2023, in principle, no large or extra-large data centers shall be newly constructed outside the aforementioned computing hubs. According to the Notice on Issuing the Special Action Plan for the Green and Low - Carbon Development of Data Centers promulgated by the NDRC, the MIIT, the National Energy Administration and the National Bureau of Data on July 3, 2024, newly - built large and extra - large data centers should be primarily located within the scope of the clusters of national data center hubs under the integrated national computing power network, and the national hubs, provincial data centers and edge data centers shall be arranged in an orderly manner at different levels. Furthermore, in principle, no new data center clusters, large data center or extra - large data center may be planned or constructed in cities where existing data centers have been in operation for over one year with an overall utilization rate of less than 50%. By the end of 2025, over 60% of the newly - added computing power nationwide is projected to be in the hubs, and the utilization rate of computing resources in these hubs will be significantly higher than the national average. Following these rules and regulations, government authorities may allocate more energy quota to certain areas within the ten designated data center clusters where we have not yet secured resources and remove favorable land and tax policies in areas outside such data center clusters where we have already secured resources, which may have adverse effects on our business.

In addition, more stringent regulatory requirements in terms of key aspects such as PUE and utilization rate have been imposed in the designated data center clusters following the introduction of “East Data and West Computation” policy. For example, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Chengdu-Chongqing Region on February 7, 2022 to provide that the average utilization rate of data centers in Tianfu and Chongqing data center clusters shall be no less than 65% and the PUE of these data center clusters shall be at or below 1.25. The Shanghai Commission of Economy and Informatization, or the Shanghai CEI, and the Shanghai Development and Reform Commission, or the Shanghai DRC, jointly issued the Implementation Plan for Carbon Peak in Shanghai’s New Infrastructure Field on November 29, 2022 to provide that the PUE of data centers which are located in the Yangtze River Delta hub shall be at or below 1.25 during the Fourteenth Five-year plan period. The Shanghai CEI, the Shanghai DRC, Shanghai Municipal Finance Bureau, the Shanghai Branch of PBOC, the Shanghai Municipal Tax Service of STA, Shanghai Municipal Administration for Market Regulation and Shanghai Office of the National Financial Regulatory Administration jointly published a Notice on Issuing the Special Campaign for Promoting Large - scale Equipment Renewals in Industrial Fields and Expanding the Application of Innovation Products in Shanghai on May 31, 2024, according to which, the PUE of newly constructed data centers shall be at or below 1.25 and “outdated, small and scattered” data centers shall be included in the catalog of restricted and phased - out industries, and the PUE of such data centers shall aim to be at or below 1.4 after upgrade. The Sichuan DRC, the Sichuan Commission of Economy and Informatization, the Sichuan Communications Administration of, and the Sichuan Energy Bureau jointly published an Action Plan for High - Quality Development of Sichuan Province’s Computing Power Infrastructure (2024 - 2027) on November 15, 2024, according to which, the PUE of data centers shall in average be below 1.3 by 2027. In addition, the NDRC, CAC, MIIT and National Energy Administration jointly published the Reply on Agreeing the Construction of National Integrated Computing Hubs in Guangdong-Hong Kong-Macao Greater Bay Area on February 7, 2022, and the Guangdong Development and Reform Commission, or the Guangdong DRC, and the Department of Industry and Information Technology of Guangdong Province, or the Guangdong IIT, jointly issued the Opinions on Strengthening the Layout and Construction of Data Centers on December 2, 2022, according to which, 1) the average PUE of data centers which are newly constructed and located in data center clusters of national hubs shall be at or below 1.25 while the average PUE of other data centers in Guangdong province shall be at or below 1.3; and 2) the average utilization rate of data centers in Shaoguan data center cluster shall be no less than 65% while the average utilization rate of other data centers in Guangdong province should aim to be no less than 80%. While we have been making every effort to develop and operate our data centers in some of the hubs designated by the “East Data and West Computation” policy in compliance with the relevant regulatory requirements, we cannot assure you that we have complied, and will be able to comply with the required regulatory requirements for all our data centers in a timely manner or at all due to the constantly evolving regulatory requirements and practices.

Implementation of the “East Data and West Computation” policy may result in unfavorable business conditions in any region we operate currently or expect to operate, and could have a material and adverse effect on our results of operations.

We have a history of net losses and negative cash flows from operating activities and may continue to incur losses and experience negative cash flows from operating activities in the future.

We incurred net losses of RMB1,266.1 million and RMB4,285.4 million in 2022 and 2023, respectively. Although we recorded net income of RMB3,303.8 million (US$455.3 million) in 2024 and RMB764.1 million (US$105.3 million) for the three months ended March 31, 2025, primarily due to gain on deconsolidation of subsidiaries, we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to renew on the same terms including same price or same commitment of utilization (see “—Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization”), our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in mainland China, as well as general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

The data center business is capital-intensive. Constructing, developing and operating our data centers require significant capital expenditures. We need to fund these costs with various forms of financing, in addition to cash retained from operations. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing, capital recycle from asset monetization or through the issuance of additional equity securities if necessary and when market conditions permit. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price. In addition, if there are other factors that negatively impact our cash flow, such as the credit risk associated with accounts receivable or the ability to recover VAT on a timely basis, our cash flow and ability to fund our operations and capital expenditures would be negatively affected. If we are unable to obtain requisite financing needed to fund our planned operations and expansion, it would have a material adverse effect on our business.

Any significant or prolonged failure in the data center facilities we operate or services we provide would lead to significant costs and disruptions and would reduce our net revenue, harm our business reputation, and have a material adverse effect on our results of operation.

The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

•	power loss;

•	equipment failure;

•	human error or accidents;

•	theft, sabotage and vandalism;

•	failure by us or our suppliers to provide adequate service or maintenance to our equipment;

•	network connectivity downtime and fiber cuts;

•	security breaches to our infrastructure;

•	improper building maintenance by us or by the landlords of the data center buildings which we lease;

•	physical, electronic and cybersecurity breaches;

•	fires and fire hazards, earthquake, hurricane, tornado, flood and other natural disasters;

•	extreme temperatures;

•	water damage;

•	public health emergencies; and

•	terrorism.

Furthermore, we generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. As of March 31, 2025, most of our data centers (self-developed and third-party) were located in our Tier 1 markets. Several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event, or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the oversight of industry regulators, including the State Administration for Financial Regulation, or SAFR, and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintain programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” in our 2024 Annual Report. Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

Delays in the delivery of new data centers or the expansion of existing data centers could involve significant risks to our business.

In order to meet customer demand and the continued growth of our business, we need to expand existing data centers, lease buildings for conversion into new data center facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway or being contemplated and such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

In addition, we need to work closely with the local power suppliers, and sometimes local governments, where our proposed data centers are located. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from such parties, may also affect the speed with which we complete data center projects or result in their not being completed at all. We have experienced such delays in receiving approvals and permits or in actions to be taken by third parties in the past and may experience them again in the future.

If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans and we may fail to meet delivery schedules committed to customers, which could, among others, result in liability for penalties and loss of customers, and cause material and negative effect to our revenue growth, profitability and results of operations.

The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in the following categories: construction and erection all risks, business interruption, property all risks, public liability, cybersecurity liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance includes coverage for gross loss; our property all risks insurance includes coverage for equipment breakdowns; and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to cybersecurity failures, data security breaches and operational risks which could disrupt or have a material adverse effect on our operations, our financial condition and results of operations.

A party who is able to compromise cybersecurity, data security and/or other measures protecting the data center facilities we operate, any of the data stored in such data center facilities, or their IT systems, could misappropriate our or our customers’ proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We face the ongoing risk of threats to, attacks on and incidents involving cybersecurity, data security, and the IT systems of ours. For example, a non-critical customer support IT system of ours was a target of cyber-attacks and hacking activities. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by failures or breaches in cybersecurity or data security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential threats, attacks and incidents because the provision of cloud-related services will increase the flow of internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any cybersecurity failures or data security breaches that may occur could expose us to increased risk of lawsuits, regulatory investigations and penalties, negative publicity, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our operations, financial condition and results of operations.

Risks and deficiencies in cybersecurity and/or data security may also be identified in the course of government inspections, which could subject us to fines and other sanctions. During construction of certain of our facilities, government inspectors have cited security risks at our construction sites and subjected us and our legal representative to fines for such risks. We cannot assure you that similar fines and sanctions will not occur in the future, or that such fines and sanctions will not result in damage to our business and reputation, which could have a material and adverse effect on our results of operations.

In addition, any assertions of alleged breaches in cybersecurity or data security or IT systems failures made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our ability to provide data center services depends on the major telecommunications carriers in China providing sufficient network services to our customers in the data center facilities that we operate on commercially acceptable terms.

Our ability to provide data center services depends on the major telecommunications carriers in mainland China, namely China Telecom, China Unicom and China Mobile, providing sufficient network connectivity and capacity to enable our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. Furthermore, given the limited competition among basic service providers in the telecommunications market in mainland China, we depend on the dominant carrier in each location to provide such services to our customers on commercially acceptable terms. Although we believe we have maintained good relationships with China Telecom, China Unicom and China Mobile in the past, there can be no assurance that they will continue to provide the network services that our customers require on commercially acceptable terms at each of the data centers where we operate, if at all. In addition, if China Telecom, China Unicom or China Mobile increases the price of their network services, it would have a negative impact on the overall cost-effectiveness of data center services in mainland China, which could cause our customers’ demand for our services to decline and would materially and adversely affect our business and results of operations.

Our leases for self-developed data centers or our agreements for third-party data centers could be terminated early and we may not be able to renew our existing leases and agreements on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into one agreement in respect of a data center in operation with a party who has not produced evidence of proper legal title of the premises, and although we may seek damages from the party, the lease may be void and we may be forced to relocate. The agreement is in relation to one leased data center which collectively accounted for approximately 0.03%, 0.12% and 0.34% of our revenues in the years ended December 31, 2022, 2023 and 2024, respectively, and approximately 0.4%, 0.3% and 0.3% of total area committed as of December 31, 2022, 2023 and 2024, respectively. Eleven of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

Furthermore, certain portions of our data center operations are located in third-party data centers that we lease from wholesale data center providers. Our agreements with third parties are typically five years but may also be up to ten years. Under some of such agreements, we have the right of first refusal to renew the agreements subject to mutual agreement with the third parties. Some of such agreements allow the third parties to terminate the agreements early, subject to a notification period requirement and the payment of a pre-determined termination fee, which in some cases may not be sufficient to cover any direct and indirect losses we might incur as a result. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. We plan to renew our existing agreements with third parties upon expiration or migrate our operations to the data centers leased or owned by our company. However, we may not be able to renew these agreements on commercially acceptable terms, if at all, or the space in data centers that we lease or own may not be adequate for us to relocate such operations, and we may experience an increase in our payments under such agreements. Any adverse change to our ability to exert operational control over any of the data center facilities we operate could have a material adverse effect on our ability to operate these data center facilities at the standards required for us to meet our service level commitments to our customers.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers or from any major contract with any customer could adversely affect our financial condition and results of operations.

We consider our customers to be the end users of our services. We may enter into agreements directly with our customers or provide services to our customers through agreements with intermediate contracting parties. See “Item 4. Information on the Company—B. Business Overview—Our Customers” in our 2024 Annual Report.

We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had two customers that generated 25.3% and 20.0% of our total net revenue, respectively, in 2022, two customers that generated 28.3% and 17.1% of our total net revenue, respectively, in 2023, two customers that generated 29.0% and 14.4% of our total net revenue, respectively, in 2024 and two customers that generated 29.2% and 13.1% of our total net revenue, respectively, in the three months ended March 31, 2025. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of March 31, 2025, we had two customers who accounted for 37.6% and 13.8%, respectively, of our total area committed. No other customer accounted for 10% or more of our total area committed. Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized.

Delay of customer move-in results in less area utilized by the customer which is already committed. If the customer’s move-in time is longer than the typical committed move-in period of 12 to 24 months, the customer may either pay the minimum billable amount or we may renegotiate with the customer on a case by case basis. If there are contract early terminations or non-renewal in relation to these customers, then our net revenue and results of operations would be materially and adversely affected. Our churn rate, which we define as area terminated or expired without renewal during the quarter divided by total area utilized at the end of the preceding quarter, averaged approximately 1.4%, 1.2% and 0.9% in 2023, 2024 and the three months ended March 31, 2025, respectively. There are a number of factors that could cause us to experience early termination or non-renewal of contracts. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer’s expectations could result in cancellation or non-renewal of the agreement. Moreover, as a single major contract may relate to a significant amount of area committed and utilized, accordingly, higher churn can create uncertainty and lack of stability in our maintaining consistent area committed and area utilized, therefore our revenue can be adversely affected by higher churn rate or by the termination of any one or more major contract.

Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating agreements and terms of services with us.

The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the price at which we sell our services to them, could materially and adversely affect our financial condition and results of operations.

If we are unable to meet our service level commitments, our reputation and results of operation could suffer.

Most of our customer agreements provide that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by agreement, and the customer may in some cases be able to terminate its agreement. Although we have not had to pay any material financial penalties for failing to meet our service level commitments in the past, there is no assurance that we will be able to meet all of our service level commitments in the future and that no material financial penalties may be imposed. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

•	requiring us to provide free services;

•	seeking damages for losses incurred; and

•	cancelling or electing not to renew their agreements.

Any of these events could materially increase our expenses or reduce our net revenue, which would have a material adverse effect on our reputation and results of operations. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. As a result of such customer loss and other potential liabilities, our net revenue and results of operations could be materially and adversely affected.

Our customer base may decline if our customers or potential customers develop their own data centers or expand their own existing data centers.

Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. In the event that any of our key customers were to develop or expand their data centers, we may lose business or face pressure as to the pricing of our services. Although we believe that the trend is for companies in China to outsource more of their data center facilities and operations to colocation data center service providers, there can be no assurance that this trend will continue. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

Our customer agreement commitments are subject to reduction, potential cancellation and non-renewal upon expiry; if renewed, the renewal may be at lower pricing terms or for a lower commitment of utilization.

Many of our customer agreements allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such agreements. Our customer agreement commitments could significantly decrease if any of the customer agreements is terminated either pursuant to, or in violation of, the terms of such agreement. Even if our current and future customers have entered into a binding agreement with us, they may choose to terminate such agreement prior to the expiration of its terms. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such agreement, or at all, which could have a material adverse effect on our results of operations and cash flows.

Although we seek to renew customer agreements when those agreements are due for renewal, and we endeavor to secure high rates of agreement renewals for our services on the same or better terms including price, and same commitment of utilization, there can be no assurance that we will be able to renew service agreements with our existing customers with the same or better terms, including price and same commitment of utilization, or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements.

In addition, our customer agreement commitments during a particular future period may be reduced due to intense competition, or for reasons outside of our customers’ control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policies, in particular, and uncertainty in bilateral relations between the PRC and the U.S., may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. See “—Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.”

In the event of a customer’s early termination, non-renewal of expired agreements, or a renewal of an expired agreement for significantly fewer services or reduced area than it had previously utilized, or a renewal of an expired agreement for significantly lower pricing terms than it had previously paid, we may be unable to timely enter into services agreements so that the expired existing space can be utilized by new or other existing customers, our service revenue may be negatively impacted, and our results of operations could be materially and adversely affected.

If we do not succeed in attracting new customers for our services and/or growing revenue from existing customers, we may not achieve our revenue growth goals.

We have been expanding our customer base to cover a range of industry verticals, particularly cloud service providers and other internet-based businesses. Our ability to attract new customers, as well as our ability to grow revenue from our existing customers, depends on a number of factors, including our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new customers. If we fail to attract new customers, we may not be able to grow our net revenue as quickly as we anticipate or at all.

As our customer base grows and diversifies into other industries, we may be unable to provide customers with services that meet the specific demand of such customers or their industries, or with quality customer support, which could result in customer dissatisfaction, decreased overall demand for our services and loss of expected revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

Customers who rely on us for the colocation of their servers, the infrastructure of their cloud systems, and management of their IT and cloud operations could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

As our services are critical to many of our customers’ business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although our customer agreements typically contain provisions attempting to limit our liability for breach of the agreement, including failing to meet our service level commitments, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

Our major customers operate in a limited number of industries, particularly in the cloud services and internet sector. As of March 31, 2025, for continuing operations, customers from the cloud services and internet sector accounted for 58.0% and 30.8% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services and internet sector. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the revenue derived from such customers.

We enter into fixed price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

Our data center services are generally provided on a fixed price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer’s ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. In light of the NDRC’s market-oriented reforms for coal-fired power, electricity prices may fluctuate while the reforms are being implemented at various levels of government. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Feed-in Electricity Price for Coal-Fired Power Generation and Renewable Energy Power Generation” in our 2024 Annual Report. For fixed priced agreements, we may absorb higher power costs which may result in higher cost of revenue. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

We may be unable to maintain current pricing levels for our data center services in China, and a continued or accelerated decline in market prices could materially and adversely affect our revenue, margins and overall financial performance.

Despite continued demand growth for digital infrastructure and cloud services in China, the data center industry has experienced a sustained downward trend in service pricing in recent years. This trend reflects a combination of structural and cyclical pressures, including significant new capacity coming online, intensified competition from both domestic and international providers, evolving customer preferences, and increased pricing transparency. In particular, hyperscale and large enterprise customers, which represent a substantial portion of our revenue base, often possess considerable bargaining power and leverage economies of scale to negotiate lower rates, longer payment terms, or other commercial concessions.

Although we strive to maintain or improve pricing in our customer contracts through value-added services, premium locations, and high service quality, there can be no assurance that we will be able to sustain our historical pricing levels. As industry supply continues to expand, particularly in key Tier 1 and emerging Tier 2 markets, we may be required to enter into new or renewed customer agreements at lower rates or less favorable terms. In some cases, we may face pressure to offer volume-based discounts or extended move-in periods to secure or retain strategic clients.

Furthermore, certain regulatory and macroeconomic developments, such as government-imposed limitations on power usage by data centers, regional planning constraints, or shifting customer investment strategies, could contribute to excess capacity in specific markets, further exacerbating pricing pressure. These dynamics are especially pronounced in certain municipalities where approval pipelines have led to concentrated development, intensifying competition and pushing down utilization rates across operators.

A sustained decline in pricing for our data center services could significantly impact our revenue growth, gross margins, and return on invested capital, particularly given the high fixed cost structure and capital intensity of our business. Declining average revenue per square meter or per kilowatt could also impair our ability to recover upfront capital expenditures and reduce the attractiveness of new development projects.

If pricing pressure continues or intensifies, and we are unable to offset the impact through cost efficiencies, operational scale, or higher-value service offerings, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to compete effectively against our current and future competitors.

We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. Policies promoted by the PRC government concerning the concept of “new infrastructure” may encourage and result in a new wave of investment in, among other things, largescale data centers, artificial intelligence and industrial internet at all levels of the economy. Accordingly, there may be an increase in the number of companies engaging in the data center services business due to the numerous opportunities presented by such policies, which may result in increased competition in our industry.

We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile, domestic and international carrier-neutral data center service providers and other global telecommunications carriers. Our current and future competitors may vary by size and service offerings and geographic presence. See “Item 4. Information on the Company—B. Business Overview—Competition” in our 2024 Annual Report.

Competition is primarily centered on reputation and track record, quality and availability of data center capacity, quality of service, technical expertise, security, reliability, functionality, breadth and depth of services offered, geographic coverage, financial strength and price. Some of our current and future competitors may have greater brand recognition, marketing, technical and financial resources than we do. As a result, some of our competitors may be able to:

•	bundle colocation services with other services or equipment they provide at reduced prices;

•	develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily; and

•	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. Although we offer a broad range of data center services, our competitors that specialize in only one of our service offerings may have competitive advantages in that offering. With respect to all of our colocation services, our competitors may offer such services at rates below current market rates or below the rates we currently charge our customers. With respect to both our colocation and managed service offerings, our competitors may offer services in a greater variety that are more sophisticated or that are more competitively priced than the services we offer. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions, and may limit our ability to sell to certain customers, which could materially and adversely affect our competitiveness and business operations.

Our operations expose us to risks related to export controls and economic and trade sanctions. In recent years, the U.S. government and other governments have threatened and/or imposed export controls, economic sanctions, or other trade restrictions on a number of China-based technology companies, including Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as taken other actions against Huawei and related persons. For example, on May 13, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security issued a guidance document regarding the risks of using PRC advanced-computing ICs, including certain Huawei Ascend chips. This has raised further concerns as to whether, in the future, China-based companies, including us, may be subject to additional regulatory challenges or enhanced restrictions in a wide range of areas such as data security, telecommunications, artificial intelligence, cloud computing, semiconductor manufacturing, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons. In April 2025, the U.S. government imposed a license requirement on NVIDIA Corporation for export to China and the D5 countries of NVIDIA’s H20 integrated circuits and related products. This raises the possibility that the scope of technology companies subject to trade restrictions may continue to expand.

For example, the U.S. government has added hundreds of Chinese companies and institutions, including Huawei, to the Entity List under the U.S. Export Administration Regulation, or EAR, and imposed targeted export controls and trade restrictions on them that could effectively bar their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin content or involve certain U.S.-origin technology or software. The Entity List identifies foreign parties that are prohibited from obtaining—whether by export, re-export, or transfer in-country—some or all items subject to the EAR, unless the exporter secures a license. Licenses and exceptions to the license requirement are rarely granted or available to exporters. Exporting, re-exporting or transferring items in violation of the EAR could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List.

Furthermore, on June 3, 2021, U.S. President Biden issued Executive Order 14032 amending Executive Order 13959 to prohibit certain transactions involving the purchase or sale of publicly traded securities of designated companies. Restrictions are applicable to certain entities designated as Chinese Military-Industrial Complex Companies, or CMICs, who have been placed on the CMIC List. While the CMIC List is not a blocking sanctions list, it is possible that in the future more severe sanctions may be imposed by the U.S. government on CMICs. Additional companies, including China-based technology companies, have been added to the CMIC List for their alleged involvement in supporting surveillance of ethnic and religious minorities in Xinjiang, China and for their alleged involvement in efforts to develop and use biotechnology and other technologies for military application and human rights abuses. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and the PRC government.

Export control and economic sanctions laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties or orders that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations.

These restrictions, and similar or more expansive restrictions or sanctions may be imposed by the U.S. or other governments in the future that may adversely affect our ability to work with certain existing and future customers and business partners. This, in turn, could possibly lead to the modification or cancellation of our existing customer contracts, all of which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny, export restrictions or sanctions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

Additionally, given the important role played by China-based companies in our business, these developments may materially and adversely affect certain of our suppliers’ and customers’ abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to their industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

Geopolitical tensions have led to adverse trends in the areas of trade, technology and finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.

In recent years, the bilateral relationship between China and the United States has been marked by intense conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. Uncertainty about the future relationship between China and the United States has increased in recent years due to, among other things, export controls, economic and trade sanctions which have been imposed and/or threatened by the U.S. government on a number of Chinese technology companies, some of which are existing or potential customers and/or suppliers to us. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, semiconductor manufacturing, artificial intelligence, cloud computing, outbound investment, “dual-use” commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities.

For instance, in August 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022 (CHIPS Act). The CHIPS Act aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the U.S. compete economically against China. In October 2022, the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, released broad changes in export control regulations, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors, and components and technology for the manufacturing in China of certain semiconductor manufacturing equipment. In October 2023, BIS issued updated and strengthened export controls restricting the export to China of advanced computing semiconductors, semiconductor manufacturing equipment and supercomputing items, that are intended to restrict China’s ability to purchase and manufacture advanced chips, enhancing controls under the previous regulations from October 2022. More recently, in December 2024, BIS introduced additional export controls on advanced computing and semiconductor manufacturing items, and in January 2025, BIS issued additional rules expanding controls worldwide on advanced computing integrated circuits and model weights for AI models. On January 20, 2025, President Trump issued a memorandum titled “America First Trade Policy” directing the Department of Commerce to review existing measures to enhance export controls and eliminate loopholes. This review could lead to additional AI-related controls against China as well as potential restrictions on the provision of certain kinds of AI-related cloud-computing services globally to China-based companies.

Furthermore, the U.S. has adopted new laws and regulations limiting cross-border data transfer. For example, on December 27, 2024, the U.S. Department of Justice issued a final rule implementing Executive Order 14117 of February 28, 2024 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” Effective on April 8, 2025, this final rule aims to prohibit and restrict certain data transactions involving access to U.S. sensitive personal data or U.S. government-related data by countries of concern, including China, and by covered persons, including us.

These restrictions or regulations, and similar or more expansive restrictions or regulations that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to provide services to our existing or potential customers as well as our and our customers’ ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. For instance, the development and adoption of AI technologies in China may rely on access to semiconductor manufacturing items and advanced computing software and hardware, including integrated circuits and model weights for AI models. The U.S. government has placed stringent export controls on some of these items and may continue to expand and tighten these restrictions going forward. To the extent that companies in China, including our customers in China, are unable to access alternative sources of such restricted items, including advanced computing software and hardware, with comparable operating performance and cost-efficiency, the development and adoption of AI technologies in China may be negatively impacted. This could, in turn, reduce AI-related demand for data centers in China. There can be no assurance that the current and/or future restrictions or regulations implemented by the U.S. government, or authorities in other jurisdictions, and related developments, will not have a negative impact on our business operations or reputation.

In addition, new sanctions or export control restrictions targeting our existing or potential customers and/or suppliers of ours or any other parties that have business relationships with us or our affiliates, or our company may result in significant interruption in our business, regulatory investigations and reputational harm to us. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers or suppliers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

Furthermore, rising trade and political tensions between the United States and China could place pressure on the economic growth in China as well as the rest of the world. Such rising tensions could also reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Any further escalation in trade or other tensions between the United States and China or news and rumors of any escalation, could introduce uncertainties to China’s economy and the global economy which in turn could affect the Chinese economy generally, including the use of mobile, web-based commerce as well as our customers’ cloud-based platforms and services. Any such decline in the technology industry, reduction in cloud adoption or slowdown in the growth of the internet and the use of our customers’ platforms and services may lead to decreased demand for data center capacity or managed services, which could have a material and adverse effect on our business, results of operations and financial condition. Foreign policies of the United States tend to be followed by certain other countries, and those countries may adopt similar policies in their relationships with China and Chinese companies.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in these jurisdictions, as well as DayOne’s business and operations and our investment in DayOne, and our financial condition and results of operations. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no certainty as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. For example, in September 2024, the United States implemented tariff increases on certain goods and technologies imported from China, including electric vehicles, chips, battery technologies, solar panels, certain medical equipment and other goods. In addition, on February 1, 2025, President Trump issued an executive order imposing a 10% tariff on imports from China, which was amended on March 3, 2025, raising tariffs on imports from China to 20%. More recently, on April 2, 2025, President Trump imposed an additional 34% tariff on all imports from China, which was subsequently increased to 125% on April 9, 2025. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. On December 6, 2024, the U.S. Department of Commerce issued a final rule titled “Securing the Information and Communications Technology and Services Supply Chain” pursuant to Executive Order 13873 of May 15, 2019. This final rule, which came into effect on February 4, 2025, establishes procedures for reviewing and potentially prohibiting or restricting certain transactions involving the provision of information and communications technology and services, including cloud-computing services, by China-based companies to the U.S. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security has announced that it is developing the ICTS Class Rule: Cloud Computing and Data Center Products and Services notice of proposed rulemaking to place controls on cloud computing products and services and data center products and services provided by China-based companies in the U.S. market.

In addition, the United States has been considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, the Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us and our related entities, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies or delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company or our related entities, whether or not they are listed on U.S. exchanges, and holders of our debt and equity securities may be required or forced to divest, which could result in significant loss to them. In November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom Corporation Limited, China Mobile Limited and China Unicom (Hong Kong) Limited were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to include Chinese defense and surveillance technology companies. In April 2023, certain U.S. senators also called for the imposition of sanctions on Chinese cloud companies.

In addition, in October 2024, the U.S. Treasury Department issued a final rule titled “Provisions Pertaining to U.S. Investments in Certain National Security Technologies and Products in Countries of Concern” to implement Executive Order 14105 of August 9, 2023 (the “Outbound Investment Rule”). The Outbound Investment Rule establishes a new national security regulatory framework, aimed at restricting outbound investment from the United States in specific sensitive industries and sectors in China (including the Special Administrative Regions of Hong Kong and Macau). This rule, which became effective on January 2, 2025, specifically targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities (such as the ADSs).

While we do not currently believe that GDS Holdings Limited is a covered foreign person, the Outbound Investment Rule is new and there are significant uncertainties in how the regulation will be applied, interpreted and enforced. The Outbound Investment Rule could still result in limitations to our ability to raise additional capital or contingent equity capital from U.S. investors, and our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In addition, on February 21, 2025, President Trump issued a memorandum titled “America First Investment Policy,” instructing the U.S. Treasury Department and other regulatory agencies to explore the expansion of sectors and technologies covered by the Outbound Investment Rule. The U.S. government may potentially broaden the scope of this rule and/or implement additional laws and regulations to further restrict outbound investment from the U.S. to, or involving, China. If we were in the future deemed to be a covered foreign person due to changes in our business operations or amendments to relevant laws and regulations or the interpretation thereof at the time a U.S. person (as defined under the Outbound Investment Rule) holding our notes elects to convert their notes, and we elect to satisfy our conversion obligation by delivering ADSs, the U.S. person could be subject to the prohibition or notification requirements under the Outbound Investment Rule. Therefore, in such an event, holders of the notes may not be able to convert their notes into ADSs or may be required to make a notification to the U.S. Treasury Department upon such conversion of the notes in the future. In addition, if we were deemed to be a covered foreign person in the future, U.S. persons’ acquisition of the notes could be subject to the prohibition or notification requirements under the Outbound Investment Rule, which could in turn affect the transferability of the notes. Investors should exercise caution on the potential investment restrictions and compliance obligations that may result from such changes in our business or relevant laws and regulations in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, investment restrictions, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal agreed with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. On February 4, 2025, in response to the executive order issued by President Trump on February 1, 2025, China announced retaliatory tariffs on a set of energy and manufactured products imported from the U.S., which took effect on February 10, 2025. On March 4, 2025, in response to the U.S. government’s announcement of an additional 10% tariff on all Chinese exports to the U.S., China imposed a package of countermeasures targeting the United States, including additional tariffs of up to 15% on key U.S. agricultural products, effective on March 10, 2025. On April 4, 2025, following the U.S. government’s announcement of an additional 34% tariff imposed on all Chinese goods, China responded with a new set of countermeasures, including a reciprocal 34% tariff on all imports from the U.S. Subsequently, on April 10, 2025, as a further response, China raised tariff on all imports from the U.S. to 125%.

The future relationship between China and the United States remains uncertain, and there can be no assurances that the United States or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, and may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.

Among the data center buildings that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The relevant PRC law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In the case of one data center in Beijing, a portion of the building has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased buildings for the designated usage only, we may not be able to continue to use these buildings for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also “—Risks Related to Doing Business in the People’s Republic of China—Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.”

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.

The laws and regulations regarding VATS licenses in the PRC are relatively new and are still evolving, and their interpretation and implementation involve uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as VATS, including internet data center services, are restricted or prohibited to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), and the Encouraged Foreign Investment Industry Catalog has been superseded by the Encouraged Foreign Investment Industry Catalog (2019), the Encouraged Foreign Investment Industry Catalog (2020) and the Encouraged Foreign Investment Industry Catalog (2022). On September 6, 2024, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2024), which became effective on November 1, 2024. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2024). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. On April 10, 2024, the MIIT released the Circular on the Pilot Scheme for the Further Opening of Value-Added Telecom Services to Foreign Investment, or the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic Pilot Areas, and following the VAT Circular, the relevant local Communications Administrations in Beijing, Shanghai, Shenzhen and Hainan successively released the relevant guidelines on the application of VAT licenses within the Pilot Areas. However, the relevant regulatory authorities would have discretion in granting approval on the VAT licenses under the VAT Circular. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations on Foreign Investment Restrictions” in our 2024 Annual Report. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in mainland China and the procedures and requirements for obtaining such licenses.

Before 2013, the definition of the IDC services was subject to interpretation as to whether our services would fall within its scope. According to the Classification Catalogue of Telecommunications Services, or the Telecom Catalogue, publicized in February 2003 by the Ministry of Information Industry, the predecessor of the MIIT, which took effect in April 2003, and our consultations with the MIIT, IDC services should be rendered through the connection with the internet or other public telecommunications networks.

On May 6, 2013, the “Q&A on the Application of IDC/ISP Business,” or the Q&A, was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for IDC licenses. A national consulting body and certain telephone numbers, the Designated Numbers, are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be IDC services is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from the MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During such period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, IDC services which did not utilize public telecommunications networks would also require an IDC license and that IDC services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang, Tianjin, Huizhou, Wulanchabu, Wuhan, Nantong and Chongqing. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing’s application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu, so that they were authorized to provide IDC services, and as of the date of this offering memorandum, GDS Suzhou and Kunshan Wanyu have obtained their own IDC licenses respectively. As part of the VIE restructuring, we converted and changed the shareholding of EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao was also authorized to provide IDC services, and the MIIT approved GDS Beijing’s application to expand its IDC license coverage to include Shenzhen Yaode. As of the date of this offering memorandum, EDC Shanghai Waigaoqiao and Shenzhen Yaode have obtained their own IDC licenses respectively. As the result of our acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are the VIEs and their subsidiaries.

However, there can be no assurance that our agreements signed before the completion of the VIE restructuring with any of our WFOEs as the service provider will not be deemed as historical non-compliance. Also, we cannot assure you that the fact that Lanting Information is the signing party of such agreements during the interim period from the cancellation date of its own IDC license to the completion date of the assignment of such agreements will not be deemed as historical non-compliance. If the MIIT regards us as existing in a state of non-compliance, penalties may potentially be assessed against us. It is possible that the amount of any such penalties may be several times more than the net revenue generated from these services. Our business, financial condition, expected growth and prospects would be materially and adversely affected if such penalties were to be assessed upon us. It is also possible that the PRC government may prohibit a non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

Some of the consolidated VIEs may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted scope of their IDC licenses.

One of the consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. A subsidiary of one of the consolidated VIEs, GDS Suzhou, was historically authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT did not include internet resources collaboration services. Nevertheless, GDS Suzhou signed agreements with clients to provide internet resources collaboration services. In 2018, we further expanded GDS Beijing’s authorization to GDS Suzhou so that GDS Suzhou also was allowed to provide internet resources collaboration services. In addition, in 2016, 2017 and 2018, GDS Beijing and GDS Suzhou entered into IDC service agreements with relevant customers, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. In 2017, GDS Beijing entered into an IDC services agreement with a certain customer, according to which GDS Beijing has been providing IDC services since 2018 in our three data centers located at Zhangjiakou, Hebei Province. However, GDS Beijing’s IDC license and its authorization granted to GDS Suzhou have not included the Tianjin and Zhangjiakou areas until 2019, when GDS Beijing has upgraded its IDC license to cover the Zhangjiakou, Langfang and Tianjin areas, and GDS Suzhou has obtained its own IDC license whereby GDS Suzhou is also allowed to provide general IDC services in broad geographic scope including Tianjin and Zhangjiakou. However, although such approvals have been obtained, we cannot assure you that any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals may not be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

We may fail to obtain, maintain and update licenses or permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally, and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the internet resources collaboration services business to reflect the developments in the telecommunications industry in mainland China and covers cloud-based services. Also, in January 2017, the MIIT issued The Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which an enterprise that obtained its IDC license prior to the implementation of the revised Telecom Catalogue and has actually carried out internet resources collaboration services shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecommunication business license by the end of 2017. The 2017 MIIT Circular also requires that companies providing IDC services shall not construct communication transmission facilities without permission. Although we have successfully expanded the scope of our IDC licenses to cover internet resources collaboration services, fixed network domestic data transmission services and domestic internet virtual private network services as required under the 2017 MIIT Circular, changes in the regulatory environment of this kind are potentially disruptive to our business as they may require us to modify the way we conduct our business in order to receive licenses or otherwise comply with such requirements. We may also be deemed in non-compliance for failure to update our operation licenses in a timely manner according to such new regulatory requirements. Any such changes could increase our compliance costs, divert management’s attention or interfere with our ability to serve customers, any of which could harm our results of operations.

In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Third-party data center providers from whom we lease data center capacity on a wholesale basis may fail to maintain licenses and permits necessary to conduct their operations in the PRC, and our business may be materially and adversely affected.

As of March 31, 2025, we operated an aggregate net floor area of 4,588 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

In addition, if any future PRC laws or regulations governing the VATS industry require that the wholesale data center providers from whom we lease obtain additional licenses or permits in order to continue to provide their IDC services, there can be no assurance that they would be able to obtain such licenses or permits in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects could be materially and adversely affected.

We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Our failure to maintain our relationships with various cloud service providers may adversely affect our business, operating results and financial condition.

We derive the majority of our revenue from cloud service providers. Since our agreements with key cloud service providers in mainland China are non-exclusive, these companies may decide in the future to partner with more of our competitors, develop in-house data center capabilities or terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

Our managed cloud services involve providing services to the customers of cloud service providers. If we do not maintain good relationships with cloud service providers, our business could be negatively affected. If these cloud service providers fail to perform as required under our agreements for any reason or suffer service level interruptions or other performance issues, or if our customers are less satisfied than expected with the services provided or results obtained, we may not realize the anticipated benefits of these relationships.

We may not be able to keep up with rapidly changing technology, including our ability to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

The markets for the data centers we own and operate, as well as certain of the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our self-developed data centers, and in particular, our third-party data centers, to the internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenue at our data centers and could have a material adverse effect on us. Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. If such regulations were adopted, we could lose customers or be unable to attract new customers in certain industries, which could have a material adverse effect on us.

If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

In addition, new technologies have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing customers switching to the lower cost products, which could reduce our net revenue and have a material adverse effect on our results of operation.

We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements with our employees, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in mainland China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the complex and changing regulatory environment as well as potential difficulties in enforcing a court judgment in mainland China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in mainland China through litigation.

We may be subject to third-party claims of intellectual property infringement.

We derive most our revenues in mainland China and use , our figure trademarks, in a majority of our services. We have registered the figure trademark in mainland China and the trademark and in Hong Kong in several categories that cover our services areas and we plan to register the figure trademark in mainland China in certain additional categories. We have also registered the pure text of “GDS”, “万国数据” as a trademark in several categories that cover our services areas, however, a third party has also registered the pure text of “GDS”, “万国数据” as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of “GDS”, “万国数据” (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party’s intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

If our customers’ proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual arrangements, we could be exposed to protracted and costly legal proceedings and lose customers.

We and our employees are in some cases provided with access to our customers’ proprietary intellectual property and confidential information, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer agreements require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into nondisclosure arrangements to limit access to and distribution of our customers’ intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers’ intellectual property and confidential information. Moreover, most of our customer agreements do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or other intellectual property belonging to our customers. As a result, if our customers’ proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such act and seek damages and compensation from us.

Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

We rely on third-party suppliers for key elements of our facilities, equipment, network infrastructure and software.

We contract with third parties for the supply of facilities, equipment and hardware that we use in the provision of our services to our customers and that we sell to our customers in some cases. The loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and hardware and increase our costs. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected. In addition, if our suppliers are unable to provide products that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, then we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results of operations.

We engage third-party contractors to carry out various services relating to our data center facilities.

We engage third-party contractors to carry out various services relating to our data center facilities, including on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery. We endeavor to engage third-party companies with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory security services or quality outsourced labor, resulting in inappropriate access to our facilities or IT faults which, though non-critical, may cause poor service quality to customers.

We face significant risks associated with our minority equity investment in DayOne, our former consolidated subsidiary and current equity investee company, including lack of control, limited visibility and exposure to complex international markets, any of which could materially and adversely affect our financial results and the value of our investment.

Following the closing of DayOne’s Series B equity financing on December 31, 2024, we hold a 35.6% equity interest in DayOne, our former consolidated subsidiary and international business unit, now accounted for as an equity investee and as discontinued operation under U.S. GAAP. DayOne develops and operates data centers across Southeast Asia and Northeast Asia, including in Singapore, Malaysia, Indonesia, Thailand, Hong Kong and Japan. Although DayOne continues to be a significant contributor to our overall results of operations and shareholder value, we no longer have control over DayOne’s strategic direction, operational decisions or business execution. Although we remain a major shareholder in DayOne and have board appointment rights, we do not have full voting control, board control or other governance rights that would allow us to control and direct DayOne’s decisions or operations.

As a minority investor, we are exposed to substantial risks associated with our lack of control and limited ability to protect our interests. We are not able to direct DayOne’s business plans, investment pacing, risk management, financial discipline or compliance practices. Our ability to protect the value of our investment is dependent on the actions and performance of DayOne’s other shareholders, all of which are also minority investors, board and management team, over whom we have no direct authority. Furthermore, we have limited visibility into DayOne’s day-to-day operations, long-term financial planning or risk exposures, all of which could materially affect our investment return.

Furthermore, there is significant uncertainty as to how and when we may be able to recover or realize value from our investment in DayOne. While we have the right to initiate an initial public offering for DayOne, subject to certain qualifications under the terms of the shareholders agreement with DayOne, given that we do not control DayOne or its exit strategy, we may not be able to monetize our equity stake in a timely manner or at a desirable valuation. There can be no assurance that DayOne will pursue a liquidity event or that any such transaction would provide a favorable return to us. In addition, as a privately held company, DayOne’s shares may be illiquid, and we may not have the ability to sell or transfer our stake on acceptable terms or at all. The value of our investment may also be impaired if DayOne’s business underperforms, incurs further losses or fails to meet its development or financing goals. There can also be no certainty that DayOne will be financially able to issue dividends, or if it is able that it will determine to do so.

Our minority investment in DayOne also exposes us to a variety of risks related to international operations in markets that differ significantly from our core business in mainland China. The development, construction and operation of data centers in Southeast Asia and other international markets involve substantial regulatory, legal and operational complexity. DayOne is required to navigate local zoning regulations, environmental laws, telecommunications rules, tax codes, construction permitting, land use approvals, and other legal and compliance frameworks across multiple jurisdictions, some of which are still developing and may be inconsistent or conflicting across regions.

In particular, the success of DayOne’s projects depends on obtaining timely approvals from local governments and coordinating with third-party contractors, utilities and network carriers. DayOne’s ability to secure adequate and redundant power and network connectivity in countries such as Singapore, Malaysia and Indonesia is essential to supporting customer deployment, and any failure to do so could limit its ability to attract or retain key customers. DayOne’s expansion in Southeast Asia also depends heavily on market demand from customers who wish to grow their IT presence in these regions. Any changes in customer strategy, reduced demand or delayed deployments could result in underutilized capacity, which would negatively impact DayOne’s financial performance and, in turn, our investment income.

Additionally, DayOne faces increased operational risk associated with large capital expenditures and long development cycles. The data center industry in these markets is highly competitive, with both global and regional operators investing aggressively in capacity. If DayOne is unable to achieve economies of scale, secure customer pre-commitments, or execute efficiently, it may incur significant costs without generating commensurate revenue, which would adversely affect our investment returns. Delays, cost overruns or disputes with local contractors or vendors could further impair project timelines and profitability.

Moreover, each of these jurisdictions presents unique political, economic and regulatory risks. Shifts in data sovereignty laws, tax policies, labor regulations or trade policies could increase operating costs or hinder DayOne’s ability to do business. Compliance failures or legal violations in any of these countries could result in fines, loss of licenses or reputational harm. Any such event could materially reduce the value of our investment and expose us to reputational and financial risks despite our minority role. While we remain optimistic about the long-term growth of digital infrastructure in Southeast Asia and Northeast Asia, there is no guarantee that DayOne will be able to execute its strategy successfully or deliver returns that justify our investment. Loss from operations of discontinued operations, net of income taxes related to DayOne was RMB161.6 million, RMB359.4 million and RMB400.8 million (US$54.9 million) in 2022, 2023 and 2024, respectively. Given the scale and capital intensity of international data center projects, we expect DayOne will continue to incur substantial costs in the near term, and our investment income and financial results will remain sensitive to its performance. Our continued reliance on DayOne as a significant equity investee introduces material uncertainty and volatility to our financial results. Any deterioration in DayOne’s business or external environment could materially and adversely affect our profitability, financial condition, and ability to generate shareholder value.

While we are indemnified by DayOne in accordance with the contractual arrangements between DayOne and us, our guarantees and undertakings for DayOne might expose us to potential liabilities and complex financial assessments following the deconsolidation.

Prior to our deconsolidation of DayOne, we provided certain guarantees and undertakings for DayOne in connection with certain DayOne’s bank facilities, lease agreements and customer agreements, which would continue to exist after the deconsolidation.

While DayOne has the obligation to indemnify us under our agreement with DayOne, such guarantees or undertakings may expose us to financial liabilities that could materially adversely affect our balance sheet and cash flow, especially if the underlying projects do not perform as anticipated. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Our Associate” in our 2024 Annual Report. As of March 31, 2025, we provided certain major guarantees and undertakings for DayOne, including guarantees to DayOne for bank borrowing facilities with total amount of RMB10,523.0 million (US$1,450.1 million), which mature from May 2025 to August 2028. As of March 31, 2025, total outstanding principal balance of the borrowings under these facilities was RMB7,990.6 million (US$1,101.1 million). We also provided guarantees to DayOne for the bank facilities for issuance of letter of guarantee with total amount of RMB1,644.1 million (US$226.6 million). As of March 31, 2025, the balance of outstanding letter of guarantees issued under such facilities was RMB1,414.2 million (US$194.9 million). As of March 31, 2025, we estimated that our risks under the guarantees were remote. Furthermore, these arrangements were established prior to our deconsolidation of DayOne on December 31, 2024, which complicates the assessment of their impact on our financial position and operational flexibility. In addition, we cannot assure you that any request for early repayment under the loan agreements, or early termination of leases or customer agreements and any damages payable to counterparties under these agreements, would not result in disputes or litigation. Any disagreements regarding the terms of the agreements or the extent of liabilities could potentially escalate into legal disputes and negatively affect our financial standing.

If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition partly depend on our ability to monetize our existing data center assets while continuously investing in new data center projects and acquisitions. We are working on various kinds of asset monetization transactions, such as public REITs, ABS Scheme, data center funds, joint ventures, sale and lease-back arrangements and private asset sales. For example, in March 2025, we entered into definitive agreements to monetize a 70% equity interest in several of our data centers through the ABS, with the transaction backed by top-tier institutional investors, led by China Life Insurance Company Limited. As of the date of this offering memorandum, the ABS have been successfully issued and listed in the Shanghai Stock Exchange. We are also preparing for a potential public REIT transaction. However, there are additional risks associated with these transactions, including uncertainties in meeting performance targets and potential impacts on our proceeds, which could affect our contingent consideration and therefore our financial obligations under existing undertakings. We also face a number of challenges that may affect our ability to successfully execute such asset monetization transactions, including:

•	the highly complex and lengthy process in securing regulatory approvals for the issuance and listing of REITs;

•	highly complex structuring requirements, in order to comply with PRC regulations applicable to the data center sector business and industry in mainland China;

•	potential market price volatility of the ABS and REITs and the impact of the underlying project performance on the cash flow and valuation of the ABS and REITs;

•	our ability to continue to take responsibility for colocation and managed services delivery and operations under relevant customer agreements for our existing data center assets, given the highly demanding and complex nature of such agreements;

•	intense competition for financing generally, and alternative investment opportunities may be available on more favorable terms to investors;

•	challenges in securing sufficient investor interests for our operational or development data center assets and successfully negotiating mutually acceptable commercial and legal terms for the proposed transactions; and

•	limited investor willingness to transact in the data center sector in China as there is not a well-established market with any generally accepted valuation benchmark for this asset class.

Any of these factors may prevent us from being successful in monetizing our existing data center assets. Investment performance achieved and rates of return realized by any asset monetization transactions may fail to meet investor expectations. We therefore may be unable to establish and scale up asset monetization transactions in order to meet our financing objectives. If we are unable to monetize our existing data center assets, our business, results of operations and financial condition may be materially and adversely affected.

The assets we sold in the monetization program involving the ABS Scheme and failure to comply with relevant laws and regulations may adversely impact our financial performance and profitability and may subject us to potential liabilities.

The future performance of the assets we sold under the monetization transaction involving the ABS Scheme may adversely affect the returns on our long-term investment in the ABS and impact our financial performance. Although the underlying assets have been deconsolidated following the sale, we remain exposed to certain financial outcomes based on their future performance. Specifically, our returns from the ABS could be adversely impacted in several ways. First, a portion of the consideration payable to us under the asset sale agreement is contingent upon the performance of the underlying assets. If these assets underperform, we may receive reduced contingent consideration or none at all. In addition, we re-invested part of the cash proceeds from the asset sale into the ABS Scheme, which is accounted for as a long-term investment. Any deterioration in the financial results of the underlying projects may result in lower-than-expected dividends from the ABS over the life of the securities. Finally, our ability to realize value from the ABS investment, whether through a sale of the ABS or upon the liquidation of the underlying assets, depends on the operational and financial performance of those assets. A decline in asset value or market demand at the time of liquidation may lead to diminished returns. Any of these factors could negatively affect our profitability, financial condition, and ability to generate stable long-term returns.

We are also subject to regulatory and compliance risks arising from the evolving legal framework governing ABS and public REITs in China. The legal and regulatory environment for ABS in China is relatively new and continues to develop. In 2014, the CSRC issued the Administrative Provisions on Asset Securitization of Securities Companies and Subsidiaries of Fund Management Companies and related guidelines, which set out requirements for participants in securitization transactions traded on exchange market regulated by the CSRC. As the original right holder in our ABS transaction, we are required under these regulations to provide timely, accurate and complete information to the ABS manager. While we have not been subject to penalties to date, uncertainties remain regarding the interpretation and future application of these regulatory requirements, and there is no assurance that we will not be subject to regulatory scrutiny or penalties in the future as the ABS framework continues to evolve. Additionally, the REITs market in China is subject to complex supervision and regulatory changes, and any future involvement in public REITs could expose us to additional compliance obligations and regulatory risks. Any developments or compliance failures related to ABS and REITs could materially and adversely affect our financial results and business operations.

As data security and data privacy laws and regulations involve uncertainties, any non-compliance with such laws and regulations may subject us to fines and/or other sanctions which may have a material adverse effect on us.

The cross-border transfer of data raises data security concerns for the governments in which we operate and the companies who are our customers and suppliers. Our ability to develop profitable data centers is dependent on acceptance and implementation of a data management framework and cross border flows transferring data across borders. We are cooperating with government authorities to clarify our concerns regarding data protection, but there can be no assurance that a data management framework will be fully accepted by market participants such that cross-border transfer of data will no longer raise data privacy concern, which will affect our ability to develop data centers and attract customers to them. Furthermore, as existing laws and regulations regarding data security involve uncertainties, we cannot assure you that we will comply with such laws and regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have a material adverse effect on our business, operations and financial condition as well as price of our securities.

We have expanded in the past and may continue to expand in the future through acquisitions of other companies, each of which may divert our management’s attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we may continue to evaluate and enter into discussions regarding potential strategic acquisition transactions and alliances to further expand our business, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. However, such pending acquisitions are subject to uncertainties and may not be completed due to failure to satisfy all closing conditions as a result of inaccuracy or breach of representations and warranties of, or non-compliance with covenants by, either party or other reasons. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the acquired entities or assets into our business may not be successful and may not enable us to generate the expected revenues or expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, litigation, corrupt practices of prior owners, problems with data center design or operation, or other issues not discovered in the due diligence process or addressed through acquisition agreements, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in the use of substantial amounts of our cash and cash equivalents, dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize, may be less beneficial, or may develop more slowly, than we expect. If we do not receive the benefits anticipated from these acquisitions and investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected and our stock price could decline.

The anticipated benefits of our joint ventures and strategic partnerships or future joint ventures or strategic partnerships may not be fully realized, or take longer to realize than expected.

We have entered into onshore and offshore joint ventures with several third-party partners, including GIC. See “Item 4. Information on the Company—A. History and Development of the Company” in our 2024 Annual Report for additional details about our relationship with GIC. We may continue to evaluate and establish potential joint ventures and strategic partnerships with other appropriate partners to further develop our business.

We may not realize the anticipated benefits from these joint ventures and strategic partnerships. The success of these joint ventures and strategic partnerships will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below, and more generally, to the same types of business risks as would impact our business operations when pursued on a cooperative basis:

•	we may not have the right to exercise sole decision-making authority regarding the joint venture and strategic partnerships;

•	our partner may become bankrupt or fail to pay the relevant consideration for the cooperation with us;

•	our partner’s interests may not be aligned with our interests, our partner may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may take actions contrary to our policies or objectives;

•	our partner may take actions unrelated to our business agreement but which reflect adversely on us because of our joint venture;

•	changes in the terms of the arrangements of our partnerships may materially and adversely affect our ability to complete or operate projects we are pursuing or contemplating through joint venture partnerships;

•	disputes between us and our partner may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business; and

•	we may in certain circumstances be liable for the actions of our partner or guarantee all or a portion of the joint venture’s liabilities.

A failure to successfully partner, or a failure to realize our expectations for the joint ventures and strategic partnerships, could materially impact our business, financial condition and results of operations.

The uncertain economic environment may have an adverse impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to make allowances for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize net revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the equity and debt capital markets may be severely restricted at a time when we would like, or need, to do so, especially during times of increased volatility in global financial markets and stock markets, which could limit our ability to raise funds through additional equity sales. Any inability to raise funds from capital markets generally, and equity capital markets in particular, could adversely affect our liquidity as well as hinder our ability to pursue additional strategic expansion opportunities, execute our business plans and maintain our desired level of revenue growth in the future.

A downturn in the PRC or global economy could reduce the demand for our services, which could materially and adversely affect our business and financial condition.

There is considerable uncertainty over the global economy and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and the United States, as well as between the PRC and surrounding Asian countries. See “—Geopolitical tensions have led to adverse trends in the areas of trade, technology and even finance between China and the United States and these adverse trends may continue, which could negatively affect our business operations and results of operations.” Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures.

The conflict between Russia and Ukraine, and between Israel and Hamas, as well as escalating trade wars between the U.S. and its trading partners have significantly impacted global economic markets. We cannot predict the progress or outcome of these situations as the conflict and governmental reactions continue to evolve. In particular, the rising trade tensions between the U.S. and its trading partners are generating significant economic uncertainty and hindering investment decisions. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook. Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the Russia-Ukraine conflict, the Israel-Hamas conflict, escalating international trade wars and uncertainty about the future relationship between the PRC and the U.S., or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers’ expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the Russia-Ukraine conflict, the Israel-Hamas conflict, trade war or uncertainty about the future relationship between the PRC and the U.S., could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See “—The uncertain economic environment may have an adverse impact on our business and financial condition” above.

Our success depends to a substantial degree upon our senior management, including Mr. Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continuous service of Mr. Huang, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential customers to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company’s business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. In addition, if our key personnel are unable to devote sufficient attention, resources and efforts to our business, our business and results of operations could be adversely affected. Currently, Mr. Huang has entered into an employment agreement with DayOne and acts as a director and the chairman of DayOne, our significant equity investee, and accordingly, devotes a portion of his time and energy to the business of DayOne in addition to his duties with our company. Furthermore, our employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including data center design, construction management, operations, engineering, IT, risk management, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

Our operating results may fluctuate, which could make our future results difficult to predict, and may fall below investor or analyst expectations.

Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our net revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future net revenue. Given relatively large fixed cost of revenue for services, other than utility costs, any substantial adjustment to our costs to account for lower than expected levels of net revenue will be difficult. Consequently, if our net revenue does not meet projected levels, our operating performance will be negatively affected. If our net revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our ADSs and/or ordinary shares may decline.

Declining valuation of long-lived assets could result in impairment charges, the determination of which involves a significant amount of judgment on our part. Any impairment charge could have a material adverse effect on us.

We test long-lived assets (including property and equipment, prepaid land use rights, operating lease right-of-use (“ROU”) assets and intangible assets subject to amortization) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. As of each relevant measurement date, the fair value of asset groups, if determined to be impaired, were measured under income approach and determined based on the higher of the forecasted discounted cash flows expected to result from the data center assets’ operations and eventual disposition and the price market participant would pay to sub-lease and acquire the remaining data center assets, which reflects the highest and best use of the asset groups. Significant inputs used in the income approach primarily included utilization rates used to estimate the forecasted undiscounted cashflows expected to result from the data center assets’ operation and discount rate. For the years ended December 31, 2022 and 2023, impairment losses of long-lived assets of RMB12.8 million and RMB3,013.4 million were recognized, respectively. No impairment losses of long-lived assets were recognized for the year ended December 31, 2024 and the three months ended March 31, 2025. The impairment losses recognized were mainly due to lower sales price and slower move-in within fixed lease terms for the leased properties and proactive plans to consolidate certain data centers.

We may need to recognize additional impairment charges going forward when actual results in future periods are materially worse than assumptions used in the impairment analysis. Any additional impairment charges may materially and adversely affect our business, financial condition and results of operations.

We may fail to acquire land use rights according to our investment and framework agreements and failure to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements may cause us to lose such land use rights and subject us to liabilities under land use right grant contracts and investment/framework agreements.

We have entered into, and may enter into additional, binding investment and framework agreements to reserve or acquire land use rights. The reservation or acquisition of land use rights under such investment and framework agreements are usually subject to certain grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures, and we cannot assure you that all these grant conditions will be satisfied or that ultimately we will be able to enter into the land use right grant contract, or that we will indeed acquire the land use right under the relevant investment and framework agreement.

Contracts for the grant of land use rights and some of the investment/framework agreements that we have entered into with the local governments as well as PRC regulations provide for the timeframe within which we are obligated to carry out the construction projects on the land parcels under these contracts and/or agreements. According to the relevant PRC regulations, the PRC government may impose an “idle land fee” equal to 20% of the land fees on land use if the relevant construction land has been identified as “idle land.” The construction land may be identified as “idle land” under any of the following circumstances: (i) where development of and construction on the land fails to commence for more than one year from the construction commencement date prescribed in the land grant contract; or (ii) the development and construction on the land have commenced but have been suspended when the area of the developed land is less than one-third of the total area to be developed or the invested amount is less than 25% of the total amount of investment, and the suspension of development attains for one year. Furthermore, the PRC government has the authority to confiscate any land without compensation if the construction does not commence within two years after the construction commencement date specified in the land grant contract, unless the delay is caused by force majeure, governmental action or preliminary work necessary for the commencement of construction. In addition, these contracts and agreements usually provide for certain investment commitments (such as total investment amount and amount of revenues and taxes generated by the investment projects on the land parcels). We may lose the land use rights and be subject to other liabilities under the land use right grant contracts and the investment/framework agreements if we fail to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements.

For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as “idle land” by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of March 31, 2025, we have obtained the property ownership certificate of the data centers on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to “idle land” or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

We have not been subject to any penalties or required to forfeit any land as a result of failing to commence or resume development or fulfill the relevant investment commitments we made pursuant to the relevant land grant contracts and/or the investment/framework agreements. However, we cannot assure you that we will not be subject to penalties as a result of any failure to commence development or fulfill our investment commitments in accordance with the relevant land grant contracts and/or the investment/framework agreements in the future. If this occurs, our financial condition and results of operations could be materially and adversely affected.

We may experience impairment of goodwill in connection with our acquisition of entities.

We review our goodwill for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, such as a decline in stock price and market capitalization. We are required to perform an annual goodwill impairment test. As of March 31, 2025, we carried RMB5,662.1 million (US$780.3 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of mainland China, Hong Kong and Macau, as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

We operate our business and invest in various countries and regions, including mainland China, Hong Kong and Macau. Thus, we are subject to the laws and regulations related to anti-corruption of mainland China, Hong Kong and Macau, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., mainland China, Hong Kong or Macau authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations. In addition, investigation of any potential violations by DayOne of the FCPA or other anti-corruption laws by Hong Kong, Macau, Singapore, Malaysia, Indonesia, Thailand or Japan authorities or the authorities of any other foreign jurisdictions, could adversely impact the value of our investment in DayOne and our results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan Province in southwestern China and part of Qinghai Province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected our Tier 1 markets or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

In addition, our business could be materially and adversely affected by other natural disasters, such as snowstorms, typhoon, fires or floods, the outbreak of a widespread health epidemic or pandemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in temporary closure of our offices or prevent us and our customers from traveling. Such closures could severely disrupt our business operations and adversely affect our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we have been obligated to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as of December 31, 2018, we ceased to be an “emerging growth company” as the term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This has required and will continue to require us to incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We continue to enhance our accounting personnel and other resources to address our internal controls and procedures. We also continuously enhance our accounting procedures and internal controls.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or ordinary shares could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy, including any increases in the target range for the federal funds rate announced by the Federal Open Market Committee of the U.S. Federal Reserve System, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future or what impact this will have on our results of operations.

Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in mainland China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs and/or ordinary shares in U.S. dollars.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we may be subject to severe penalties or be forced to relinquish our interests in the operations of the consolidated VIEs and their subsidiaries.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. On April 10, 2024, the MIIT released the VAT Circular, announcing that China will remove foreign ownership restrictions on certain VATS provided within domestic Pilot Areas, and following the VAT Circular, the relevant local Communications Administrations in Beijing, Shanghai, Shenzhen and Hainan successively released the relevant guidelines on the application of VAT licenses within the Pilot Areas. However, the relevant regulatory authorities would have discretion in granting approval on the VAT licenses under the VAT Circular. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations on Foreign Investment Restrictions” in our 2024 Annual Report.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned mainland China subsidiaries or PRC joint ventures are foreign-invested enterprises, or their subsidiaries. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this offering memorandum, for a complete list of our wholly owned subsidiaries and joint ventures incorporated in the PRC. To comply with PRC laws and regulations, we conduct our business in mainland China through contractual arrangements with the consolidated VIEs and their shareholders. These contractual arrangements provide us with effective control over the consolidated VIEs, and enable us to receive substantially all of the economic benefits of the consolidated VIEs and their subsidiaries in consideration for the services provided by our consolidated mainland China subsidiaries, and have an exclusive option to purchase all of the equity interest in the consolidated VIEs when permissible under PRC laws. See List of Subsidiaries of the Registrant, Exhibit 8.1 to this offering memorandum, for a complete list of the consolidated VIEs and their subsidiaries. For a description of the contractual arrangements among GDS Investment Company, Management HoldCo, GDS Beijing and GDS Shanghai, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities” in our 2024 Annual Report.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our consolidated mainland China subsidiaries, the consolidated VIEs and their shareholders is valid, legally binding and enforceable in accordance with its terms. However, as there are uncertainties regarding the interpretation and application of PRC laws and regulations, including the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People’s Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have discretion in interpreting these laws and regulations. In addition, such laws and regulations may change or be interpreted differently in the future.

If our corporate and contractual structure constituting part of the VIE structure is deemed by the MIIT, MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we could be forced to relinquish control of, and our interests in the operations of, the consolidated VIEs and their subsidiaries, and/or be forced to modify such structure to comply with regulatory requirements as interpreted by such authorities. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, we may be subject to severe penalties. The relevant regulatory authorities would have discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our networks and servers;

•	discontinuing or restricting our operations in mainland China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to restructure our corporate and contractual structure;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, the enforceability of the agreements under the contractual arrangements has not been tested in a court of law, and new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow the VIE structure. See “—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If any of the foregoing were to occur, and as a result we were unable to direct the activities of the consolidated VIEs, receive their economic benefits and/or claim our contractual control rights over the assets of the VIEs and their subsidiaries that conduct substantially all of our operations in mainland China, we would no longer be able to consolidate such VIEs in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs and ordinary shares, to significantly decline or become worthless. For the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2025, 96.7%, 97.0%, 96.1% and 98.0% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries.

Our contractual arrangements with the consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the consolidated VIEs for underpaid taxes; or (ii) limiting the ability of the consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with the consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the consolidated VIEs and their shareholders to operate our business in mainland China. We enhanced the structure of the variable interest entities and certain other variable interest entities, or the VIE Enhancement, in order to further improve control over the variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai were transferred to a holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

For a description of the abovementioned contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities” in our 2024 Annual Report. For the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2025, 96.7%, 97.0%, 96.1% and 98.0% of our total net revenue, respectively, were attributed to the VIEs and their subsidiaries. See “Item 4. Information on the Company—C. Our Corporate Structure” in our 2024 Annual Report. These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIEs. If the consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of the complex and changing regulatory environment in mainland China. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. As a result, our ability to enforce these contractual arrangements could be limited by the complex and changing regulatory environment in mainland China. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the consolidated VIEs, and our ability to conduct our business and our financial condition and results of operation may be materially and adversely affected. See “—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in mainland China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which, as of March 31, 2025, is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (former senior vice president, Southeast Asia business), whose equity interest in Management HoldCo is being transferred to one of the Company’s key management personnel, Yan Liang (executive vice president, data center design, operation and delivery), Kejing Zhang (executive vice president, sales and service), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (senior vice president, cloud and network business), together referred as “Individual Management Shareholders.” The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause the consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the Individual Management Shareholders may encounter; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of the consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of mainland China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

In order to enhance corporate governance and facilitate administration of the VIEs and their subsidiaries, we have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo., GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai. These enhancements to the corporate governance and management of the VIEs and their subsidiaries may help to mitigate some of the conflict of interest and other risks detailed above; however, we cannot assure you that the enhancements will be effective in preventing or mitigating such risks.

Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and/or ordinary shares and materially reduce the value of your investment.

Our Articles of Association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate five of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our Articles of Association provide that STT Garnet, has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Appointment, Nomination and Terms of Directors” in our 2024 Annual Report.

As of March 31, 2025, two of our principal shareholders—STT Garnet and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 34.7% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT Garnet exercises 31.4% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 37.6% of the aggregate voting power. For more details, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in our 2024 Annual Report.

As a result of these appointment rights, nomination rights, dual-class ordinary share structure and ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of our ADSs and/or ordinary shares. We have granted special rights to STT Garnet and certain of our other shareholders. The rights granted to STT Garnet include directors’ appointment rights, right to requisition an extraordinary general meeting, committee appointment rights, registration rights and information rights, which enable STT Garnet to maintain its significant influence over our Company. We have also granted registration rights to certain other shareholders, including STT Garnet and PA Goldilocks Limited, an affiliate of China Ping An Insurance Overseas (Holdings) Limited (a subsidiary of Ping An Insurance (Group) Company of China). If any shareholders exercise their registration rights, we will incur costs and be required to divert management attention and resources associated with facilitating the registration of their ordinary shares. We have also granted Ping An Overseas Holdings the right to designate an observer to join meetings of our board of directors, subject to maintaining its shareholders at or above a specified percentage threshold.

Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and reducing the price of the ADSs and/or ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, business operation or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the 2019 PRC Foreign Investment Law and on December 26, 2019, the State Council further issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, both of which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in mainland China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in mainland China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and a substantial majority of our net revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government drives China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. See “—The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as any future inability of the U.S. PCAOB to inspect or investigate our auditors completely. In addition, the PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it may in the future release regulations or policies regarding our industry that could affect our business, financial condition and results of operations. See “—Complex and changing regulatory environment in the mainland China, and changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such regulatory oversight actions, once taken by the PRC government, could impact our ability to offer or continue to offer securities to investors, and could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

The complex and changing regulatory environment in mainland China as well as changes in policies, laws, rules and regulations in the PRC could adversely affect us.

Substantially all of our operations are conducted in mainland China, and are governed by PRC laws, rules and regulations. Our mainland China subsidiaries, the VIEs and their subsidiaries are subject to laws, rules and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value under the civil law system.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in mainland China. However, enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in mainland China or may be subject to degrees of interpretation by PRC regulatory agencies. Any failure or perceived failure to comply with the related laws, rules and regulations, by us or our top customers, may result in governmental investigations or enforcement actions, litigations or claims against us or our top customers and could have an adverse effect on our business, financial condition and results of operations.

Any administrative and court proceedings in mainland China may be protracted, resulting in costs and diversion of resources and management attention. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Our business operations are impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur compliance costs.

We are subject to national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including without limitation, among others and in addition to specific industry-related regulations, the following aspects:

•	construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;

•	banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;

•	environmental protection laws and regulations;

•	security laws and regulations;

•	establishment of or changes in shareholder of foreign investment enterprises;

•	foreign exchange;

•	taxes, duties and fees;

•	customs;

•	land planning and land use rights;

•	energy conservation and emission reduction;

•	cybersecurity and information protection laws and regulations, including the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, the Data Security Law of the People’s Republic of China, or the Data Security Law, and the Administrative Measures for the Graded Protection of Information Security; and

•	artificial intelligence laws and regulations.

The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that currently applicable laws or regulations will remain unchanged or no new laws or regulations will be imposed. For example, in our 2024 Annual Report see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Technology Outsourcing Services Provided to Banking Financial Institutions” for information regarding regulations of banking and financial institutions that outsource their data center services to us, and “—Regulations Related to Land Use Rights and Construction” for information regarding restrictions on the new construction or expansion of data centers within the boundaries of the Beijing municipality. We cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the PRC Civil Code, which was passed on May 28, 2020 by the National People’s Congress and became effective in January 2021, replaces among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. In addition, in March 2021, the National People’s Congress published the Fourteenth Five-Year Plan for the National Economic and Social Development of the People’s Republic of China and the Outline of the Long-term Goals for 2035, according to which the PRC government aims to reach the goal of achieving net-zero carbon dioxide emissions by offsetting emissions of carbon dioxide by 2060, namely carbon neutrality, through various measures including afforestation, energy conservation and emission reduction. To achieve the carbon neutrality goal, the PRC government has promulgated certain regulations and may promulgate more laws and regulations in the future. For example, the Circular 1258 provides that with the consumption of the power generated from renewable energy sources in 2020 in all regions as the base, the consumption of the power generated from renewable energy sources (mainly includes wind energy, solar energy, hydropower, biomass power and geothermal energy) newly added each year compared with the previous year during the Fourteenth Five-Year Plan period shall be deducted at the time of assessment of total national and regional energy consumption, which is an important measure for the “Dual-Control” targets. These laws and regulations may compel us to source more renewable energy, and we may be unable to do on commercially acceptable terms. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

The PRC Cybersecurity Law and Data Security Law are relatively new, and subject to change and uncertain interpretation by regulators. These laws may result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Additionally, the Cybersecurity Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in mainland China. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. However, the Cybersecurity Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cybersecurity law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the Cybersecurity Law. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information” in our 2024 Annual Report. Currently, the Cybersecurity Law and relevant regulations, guidelines and other measures have not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cybersecurity Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder.

Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. As of the date of this offering memorandum, we have not been designated as operator of critical information infrastructure by the PRC governmental authorities. While we do not have access to our customers’ data stored on the servers collocated in our data centers, we cannot rule out the possibility that data related to our operations may be deemed important data/core data or we may be deemed to be a critical information infrastructure operator, which would subject us to additional supervisory requirements. Any incompliance on such additional supervisory requirements may subject us to fines, order to rectify, suspension of users registration, revocation of business certificate and other penalties, which may have material adverse effect on our business, operations and financial condition as well as the price of our securities.

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Pursuant to the Cybersecurity Review Measures effective on February 15, 2022, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security and network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business—People’s Republic of China Regulations—Regulations Related to Information Security and Confidentiality of User Information” in our 2024 Annual Report. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this offering memorandum, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the CAC or other competent authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. We cannot assure you that our future offering will be subject to cybersecurity review by the CAC or other competent authorities, and if so, we may not be able to pass such review.

We believe that we are in compliance with the regulations and policies that have been issued by the CAC and other competent PRC regulatory authorities on cybersecurity in all material respects as of the date of this offering memorandum. We have formulated a cybersecurity management policy and information security management guidelines to comply with the requirements under the Cybersecurity Law. See “Item 16K. Cybersecurity” in our 2024 Annual Report for details on measures we have taken to manage information security risk. However, we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law or other cybersecurity related laws and regulations, and we may be held liable in the event of any breach of the relevant requirements under the Cybersecurity Law or other relevant laws and regulations. Furthermore, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities.

We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. If further changes in our business practices are required under China’s evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with acquisitions conducted by foreign investors or future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long it will take to obtain such approval or complete such filing.

The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings under the M&A Rules because we had not acquired any equity interests or assets of a PRC company owned by its Controlling Shareholders or beneficial owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinions of our PRC counsel in the future. If any other PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our initial public offering or follow-on public offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs and/or ordinary shares.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in mainland China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Item 4. Information on the Company-B. Business Overview-Regulatory Matters Related to Our Business -People’s Republic of China Regulations-Regulations Related to M&A and Overseas Listings” in our 2024 Annual Report.

On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, or together with the Trial Measures, the New Regulations on Filing. The New Regulations on Filing were formally implemented on March 31, 2023. The New Regulations on Filing provides, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after the application for overseas listing submitted. However, listed companies like us, which are called as “the stock enterprises”, are not required to apply for the filing immediately until they involved in matters required filings, such as follow-on financing activities. For details about the Trial Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulatory Matters Related to Our Business —People’s Republic of China Regulations—Regulations Related to M&A and Overseas Listings” in our 2024 Annual Report.

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rejected. Any failure to obtain (including possible rescission of such approval) or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries or limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005, requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Huang completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012, and is in the process of applying for amendment of such registration. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our mainland China subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the mainland China subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our mainland China subsidiaries, the VIEs and their subsidiaries and any individuals who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a mainland China subsidiary of such overseas listed company, and complete certain other procedures. One of our subsidiaries, as the domestic qualified agent, has completed the registration under SAFE Circular 7 for our share incentive plan and we are making efforts to comply with these requirements stipulated in SAFE Circular 7. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plan to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in mainland China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

There are significant legal and other obstacles in mainland China to providing information needed for regulatory investigations or litigation initiated by regulators outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the SCNPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to fifteen days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of mainland China and pay our expenses. When our principal operating subsidiaries or the VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our mainland China subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in mainland China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, VIEs and their subsidiaries incorporated in mainland China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of March 31, 2025, the restricted net assets were RMB25,274.9 million (US$3,483.0 million), including those of the VIEs and their subsidiaries of RMB320.7 million (US$44.2 million) and our subsidiaries of RMB24,954.2 million (US$3,438.8 million), which mainly consisted of paid-in registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of mainland China with “de facto management bodies” located in mainland China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued Circular 82 on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

Dividends payable to our foreign investors and gains on the sale of our ADSs and/or ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs and/or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares and/or ADSs, and any gain realized from the transfer of our ordinary shares and/or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs and/or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside mainland China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs and/or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between mainland China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs and/or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs and/or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the STA, on December 10, 2009. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Bulletin 7 does not apply to transactions of sale of ordinary shares by investors through a public stock exchange where such ordinary shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the STA issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or STA Circular 37. STA Circular 37 supersedes Circular 698 in its entirety, and amends certain provisions in STA Bulletin 7, but does not touch upon other provisions of STA Bulletin 7, which remain in full force. STA Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specifically, STA Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.

There is uncertainty as to the application of STA Bulletin 7 and STA Circular 37. STA Bulletin 7 and STA Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our ordinary shares or ADSs or those of our offshore subsidiaries, with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfers of our ordinary shares or ADSs by investors that are non-PRC resident enterprises, our mainland China subsidiaries may be requested to assist with filings under STA Bulletin 7 and STA Circular 37. For example, in the past, we acquired EDC Holding Limited, or EDC Holding, by issuing shares of GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held ordinary shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our mainland China subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and mainland China subsidiaries may be required to spend valuable resources to comply with STA Bulletin 7 and STA Circular 37 or to establish that we and our non-resident enterprises should not be taxed under STA Bulletin 7 and STA Circular 37, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries, VIEs or their subsidiaries. Currently, certain of our mainland China subsidiaries, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries, VIEs or their subsidiaries.

The audit report included in this offering memorandum is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this offering memorandum, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance. If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCA Act, as amended, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report as of December 31, 2022 and for the year then ended.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this offering memorandum or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and 2024 and we do not expect to be so identified following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the Nasdaq and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs and/or ordinary shares may be adversely affected.

The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.

The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors, political tensions between the United States and China, and other matters, that the Company is at heightened risk of delisting from Nasdaq, could negatively affect the market price of our securities and trading volume of our ADSs. There have been recent media reports on deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. On April 9, 2025, amid the escalating trade war between the U.S. and China, the U.S. Secretary of the Treasury, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. Additionally, on May 2, 2025, certain members of the U.S. House Select Committee on the CCP and the Senate Special Committee on Aging sent a joint letter to the SEC urging the SEC to consider delisting certain China-based issuers and raising concerns relating to China-based issuers including those that use VIE structures. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. See “—The audit report included in this offering memorandum is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure. See “—Risks Related to Our ADSs and Class A Ordinary Shares—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

Additionally, any actual delisting determination could seriously decrease or eliminate the value of an investment in our ADSs. We could face substantial material adverse consequences, including, but not limited to, among other things: limited availability for market quotations for our ADSs; reduced liquidity with respect to our shares; a reduced number of investors willing to hold or acquire our shares, which could negatively impact our ability to raise equity financing; an impaired ability to provide equity incentives to our employees; and limited news and analyst coverage. Additionally, many of our loan agreements include a covenant that we maintain our shares listed on at least one of the following stock exchanges before the maturity date: (i) Nasdaq; or (ii) The Singapore Exchange Securities Trading Limited; or (iii) the Hong Kong Stock Exchange; or (iv) any other stock exchange acceptable to the lender. The breach of such covenant could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

Risks Related to Our ADSs and Class A Ordinary Shares

The trading prices of our ADSs and ordinary shares may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs and ordinary shares have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs and/or ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to the above factors, the prices and trading volumes of our ADSs and/or ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, customers or suppliers;

•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other data center services companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the market for data center services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	any actual or alleged illegal acts of our senior management or other key employees;

•	actual or expected changes in monetary and fiscal policies adopted by central banks and financial authorities, particularly any increases in the target range for the federal funds rate announced by the Federal Open Market Committee of the U.S. Federal Reserve System;

•	actual or expected increases in prices for commodities, consumer prices, and inflation rates;

•	fluctuations in exchange rates between the Renminbi, the Hong Kong dollar, the U.S. dollar, the Macanese pataca, the Singapore dollar, the Malaysian ringgit and the Indonesian rupiah;

•	litigation, government investigation or other legal or regulatory proceeding;

•	political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong, or other jurisdictions;

•	release or expiry of lock-up or other transfer restrictions on our ADSs and/or ordinary shares;

•	sales or perceived potential sales or other dispositions of existing or additional ADSs and/or ordinary shares or other equity or equity-linked securities; and

•	attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See “—Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.”

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs and/or ordinary shares. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies and industries, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015, early 2020. Any additional volatility or further declines in securities markets, such as the Nasdaq, on which our ADSs are listed, and the Hong Kong Stock Exchange, on which our ordinary shares are listed, may have a material and adverse effect on the prices and trading volumes of our ADSs and/or ordinary shares. Furthermore, any fluctuations in the prices and/or trading volumes of our securities, regardless of the underlying cause of such fluctuations, may attract the attention or scrutiny of governmental or regulatory authorities, which could have further material and adverse effects on the prices and trading volumes of our ADSs and/or ordinary shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares and trading volume could decline.

The trading market for our ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ADSs and ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs and ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of our ADSs and/or ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We have in the past been, are currently, and may in the future be, the subject of unfavorable allegations made by a short seller. Any such allegations may be followed by periods of instability in the market price of our ADSs and ordinary shares and negative publicity. Regardless of whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ADSs or ordinary shares could be greatly reduced or rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and/or ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain the price at which you purchased the ADSs and/or ordinary shares. You may not realize a return on your investment in our ADSs and/or ordinary shares and you may even lose your entire investment in our ADSs and/or ordinary shares.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.

As a dual-listed company, we are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our ordinary shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Substantial future sales or perceived potential sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market could cause the price of our ADSs and/or ordinary shares to decline significantly.

Sales of our ADSs, ordinary shares, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline significantly. As of March 31, 2025, we had 1,555,180,903 ordinary shares outstanding, comprising 1,511,590,567 Class A ordinary shares (including 70,923,856 Class A ordinary shares issued and held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our share incentive plan) and 43,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.

Divestiture in the future of our ADSs and/or ordinary shares by shareholders, the announcement of any plan to divest our ADS and/or ordinary shares, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our ADSs and/or ordinary shares to decline.

Certain major holders of our ordinary shares have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs and/or ordinary shares to decline significantly.

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” in our 2024 Annual Report. We intend to register all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ADSs and/or ordinary shares and impede our ability to raise future capital.

The ADSs and ordinary shares are equity and are subordinate to our existing and future indebtedness, the convertible preferred stock and any preferred stock we may issue in the future.

The ADSs and ordinary shares are our equity interests and do not constitute indebtedness. As such, ADSs and ordinary shares will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our ADSs and/or ordinary shares may be subject to prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our ADSs and ordinary shares will rank junior to our convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid on all our convertible preferred stock through the most recently completed dividend period, no dividends may be declared or paid on our ADSs and ordinary shares and we will not be permitted to repurchase any of our ADSs and ordinary shares, subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our ADSs and/or ordinary shares until we have paid to holders of our preferred stock a liquidation preference equal to the greater of (i) the stated value per convertible preferred share, plus an amount equal to any dividends accumulated but unpaid thereon (whether or not declared), and (ii) the payment such holders would have received had such holders, immediately prior to such liquidation, converted their convertible preferred shares into Class A ordinary shares (at the then applicable conversion rate).

Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our ADSs and ordinary shares with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our ADSs and ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our ADSs and ordinary shares, the rights of holders of our ADSs and/or ordinary shares or the market price of our ADSs and/or ordinary shares could be adversely affected.

Our dual-class voting structure and concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ADSs and/or ordinary shares may view as beneficial.

As discussed under “—Risks Related to Our Corporate Structure—Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and/or ADSs and materially reduce the value of your investment” above, Mr. Huang, our founder, chairman and chief executive officer and our other principal shareholders have considerable influence over matters requiring shareholder approval. To the extent that their interests differ from yours, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ADSs and/or ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

ADS holders may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

ADS holders do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our Articles of Association, the minimum notice period required to convene a general meeting will be 14 calendar days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

The right of ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

ADS holders may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any ADS holders. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to ADS holders.

ADS holders may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries, the consolidated VIEs and their subsidiaries that have substantive business operations in China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands with no business operations. We conduct a substantial portion of our operations through our wholly-foreign owned enterprises, the consolidated VIEs and their subsidiaries in the PRC, and majority of our assets are located in the PRC. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the consolidated VIEs as current PRC laws and regulations restrict foreign ownership and investment in, among other areas, the business of providing VATS, including internet data center services. As a result, we provide the services that may be subject to such restrictions in the PRC through the VIEs and their subsidiaries, and we operate our businesses in the PRC through certain contractual arrangements with the consolidated VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Affiliated Consolidated Entities” in our 2024 Annual Report. Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the consolidated VIEs. In addition, some of our directors and executive officers and the experts named in this document do not reside within the U.S. or Hong Kong, and most of their assets are not located in the U.S. or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States or in Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). The courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in such jurisdiction under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be different from those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or the Hong Kong courts. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or Hong Kong courts.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or Controlling Shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Our Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ADSs and/or ordinary shares at a premium.

We have adopted Articles of Association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. In addition, our Articles of Association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our Articles of Association, including: a provision that entitles Class B ordinary shares to 20 votes per share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors; a provision that entitles Class B shareholders to nominate five of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, ADS holders may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Exchange Act);

•	have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering in Hong Kong in November 2020 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on November 2, 2020 under the stock code “9698.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have been granted a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters, including with respect to the content and presentation of our annual reports and interim reports, as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and ordinary shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong. If our ADSs were not listed on a national stock exchange in the U.S., the Hong Kong Stock Exchange will regard us as having a primary listing in Hong Kong. See “—Risks Related to Doing Business in the People’s Republic of China—The audit report included in this offering memorandum is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors had been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future” and “—Risks Related to Doing Business in the People’s Republic of China—The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ADSs. If a delisting were to occur, we would face material adverse consequences.” If the Hong Kong Stock Exchange were to regard us has having a dual primary listing or primary listing in Hong Kong, we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring incremental compliance costs. Notwithstanding the foregoing, in the event that the Hong Kong Stock Exchange deemed us as having a dual primary listing in Hong Kong, we will be permitted to retain our existing weighted voting rights structure and our variable interest entity structure.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between ADSs and ordinary shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ADSs into Class A ordinary shares involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We will continue to incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Since December 31, 2018, we have been deemed to be a “large accelerated filer” as the term is defined in Rule 12b-2 of the U.S. Exchange Act, and we thereby ceased to be an “emerging growth company” as the term is defined in the JOBS Act.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. Since we have ceased to be an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will also incur additional costs as a result of the listing of our ordinary shares on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ADSs and/or ordinary shares. Our company was named as a defendant in a putative class action lawsuit currently pending in the United States District Court for the Central District of California. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings” in our 2024 Annual Report. Any further class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off listing of one or more of our businesses. As a secondary listed issuer on the Hong Kong Stock Exchange, we are exempted from strict compliance with certain requirements in Practice Note 15 to the Hong Kong Listing Rules regarding our ability to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange or other stock exchanges. While we currently do not have any concrete or definitive plan with respect to any spin-off listing, we may consider a spin-off listing for one or more of our businesses in the future. For example, our ABS have been successfully issued and listed in the Shanghai Stock Exchange, and our ABS Scheme is specifically designed to facilitate an eventual injection of the ABS into a public REIT vehicle when qualified. In addition, we have the right and may consider initiating an initial public offering for DayOne, subject to certain qualifications under the terms of the shareholders agreement with DayOne. Under the Hong Kong Listing Rules, any spin-off listing should not render our company incapable of fulfilling the eligibility requirements under Rules 8.05 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the listing of our ordinary shares on the Hong Kong Stock Exchange (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the initial public offering of our Class A ordinary shares in Hong Kong in November 2020, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange are subject to Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between Nasdaq and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ordinary shares and/or ADSs may be affected.